Form 10-K/A, Exhibit 13
period 2001-12-31
MERISTAR HOSPITALITY FINANCE CORP; MERISTAR HOSPITALITY OPERATING PARTNERSHIP LP
filed 2002-05-08
CIK 1142257, 1142258

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The following Consolidated Financial Statements, Supplementary Data and Financial Statement Schedules are filed as part of this Annual Report on Form 10-K:

MeriStar Hospitality Corporation
Independent Auditors' Report ..................................................................... 40
Consolidated Balance Sheets as of December 31, 2001 and 2000 ..................................... 41
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999 ....... 42
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and
   1999. ......................................................................................... 44
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 ....... 45
Notes to the Consolidated Financial Statements ................................................... 46
Schedule III - Real Estate and Accumulated Depreciation .......................................... 61

     All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes thereto.

     The Consolidated Financial Statements, Supplementary Data and Financial Statement Schdules of MeriStar Hospitality Operating Partnership, L.P. are incorporated herein by reference to Exhibit 13 filed herewith.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MeriStar Hospitality Corporation:

     We have audited the accompanying consolidated balance sheets of MeriStar Hospitality Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and financial statement schedule are the responsibility of MeriStar Hospitality's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                         KPMG LLP

Washington, D.C.
January 28,2002, except as to Note 17
   which is as of February 7, 2002

MERISTAR HOSPITALITY CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(in thousands, except per share amounts)

                                                                               2001            2000
                                                                           -----------     -----------
     ASSETS
     Investments in hotel properties                                       $ 3,183,677     $ 3,193,730
     Accumulated depreciation                                                 (397,380)       (287,229)
                                                                          ------------    ------------
                                                                             2,786,297       2,906,501

     Cash and cash equivalents                                                  23,448             250
     Accounts receivable, net of allowance for doubtful accounts of $973
      and $0                                                                    47,178           2,833
     Prepaid expenses and other                                                 18,306           2,767
     Note receivable from MeriStar Hotels                                       36,000               -
     Due from MeriStar Hotels                                                    8,877          22,221
     Investments in and advances to affiliates                                  41,714          42,196
     Restricted cash                                                            21,304          19,918
     Intangible assets, net of accumulated amortization of $11,224 and
      $9,729                                                                    26,736          16,322
                                                                           -----------    ------------
                                                                           $ 3,009,860     $ 3,013,008
                                                                           ===========    ============

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable, accrued expenses and other liabilities              $   129,786     $    74,420
     Accrued interest                                                           45,009          28,365
     Income taxes payable                                                          350           1,151
     Dividends and distributions payable                                         1,090          24,581
     Deferred income taxes                                                       9,031          10,140
     Interest rate swaps                                                        12,100               -
     Long-term debt                                                          1,700,134       1,638,319
                                                                           -----------    ------------
     Total liabilities                                                       1,897,500       1,776,976
                                                                           -----------    ------------
     Minority interests                                                         89,797         101,477
     Stockholders' Equity:
        Common stock, par value $0.01 per share
           Authorized- 250,000 shares
           Issued  - 48,761 and 48,463 shares                                      487             485
        Additional paid-in capital                                           1,183,463       1,177,218
        Retained earnings (deficit)                                            (68,241)         42,837
        Accumulated other comprehensive income                                 (12,503)         (6,081)
        Unearned stock-based compensation                                       (5,287)         (7,550)
        Less common stock held in treasury - 4,237 and 4,083 shares            (75,356)        (72,354)
                                                                           -----------    ------------
     Total stockholders' equity                                              1,022,563       1,134,555
                                                                           -----------    ------------
                                                                           $ 3,009,860     $ 3,013,008
                                                                           ===========    ============

     See accompanying notes to consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(in thousands, except per share amounts)

                                                                                   2001           2000          1999
                                                                                ----------    -----------    ----------
     Revenue:
       Participating lease revenue                                              $   17,295    $   391,729    $  368,012
       Hotel operations:
          Rooms                                                                    706,381              -             -
          Food and beverage                                                        269,382              -             -
          Other operating departments                                               81,971              -             -
       Office rental, parking and other revenue                                      9,859          9,049         6,892

                                                                                ----------    -----------    ----------
     Total revenue                                                               1,084,888        400,778       374,904
                                                                                ----------    -----------    ----------

     Hotel operating expenses by department:
          Rooms                                                                    170,925              -             -
          Food and beverage                                                        194,495              -             -
          Other operating departments                                               43,558              -             -
     Office rental, parking and other operating expenses                             3,057          2,731         1,964
     Undistributed operating expenses:
          Administrative and general                                               169,279          9,445         5,749
          Property operating costs                                                 160,041              -             -
          Property taxes, insurance and other                                       75,609         47,481        47,027
          Depreciation and amortization                                            117,732        111,947       103,099
          Write down of investment in STS Hotel Net                                  2,112              -             -
          Loss on asset impairment                                                  43,582              -             -
          Swap termination costs                                                     9,297              -             -
          Loss on fair value of non-hedging derivatives                              6,666              -             -
          FelCor merger costs                                                        5,817              -             -
          Costs to terminate leases with Prime Hospitality Corporation               1,315              -             -
          Restructuring charge                                                       1,080              -             -

                                                                                ----------    -----------    ----------
     Total operating expenses                                                    1,004,565        171,604       157,839
                                                                                ----------    -----------    ----------

     Net operating income                                                           80,323        229,174       217,065
     Interest expense, net                                                         122,376        117,524       100,398
                                                                                ----------    -----------    ----------

     Income (loss) before minority interests, income taxes, gain (loss) on
       sale of assets and extraordinary gain (loss)                                (42,053)       111,650       116,667
     Minority interests                                                             (2,958)        10,240        11,069
                                                                                ----------    -----------    ----------

     Income (loss) before income taxes, gain (loss) on sale of assets and
       extraordinary gain (loss)                                                   (39,095)       101,410       105,598
     Income tax expense (benefit)                                                   (1,178)         2,028         2,102
                                                                                ----------    -----------    ----------

     Income (loss) before gain (loss) on sale of assets and extraordinary
       gain (loss)                                                                 (37,917)        99,382       103,496
     Gain (loss) on sale of assets, net of tax effect of $(44) in 2001 and
       $70 in 2000                                                                  (2,132)         3,425             -
     Extraordinary gain (loss) on early extinguishment of debt, net of tax
       effect of $(57) in 2001, $62 in 2000, ($93) in 1999                          (2,713)         3,054        (4,532)
                                                                                ----------    -----------    ----------
     Net income (loss)                                                          $  (42,762)   $   105,861    $   98,964
                                                                                ==========    ===========    ==========

                                                                                   2001           2000           1999
                                                                                ---------     -----------    ----------
    Earnings per share:
          Basic:
          Income (loss) before extraordinary gain (loss)                           $(0.91)          $2.21        $ 2.19
          Extraordinary gain (loss)                                                 (0.06)           0.07         (0.10)
                                                                                ---------     -----------    ----------
             Net income (loss)                                                     $(0.97)          $2.28        $ 2.09
                                                                                =========     ===========    ==========

          Diluted:
          Income (loss) before extraordinary gain (loss)                           $(0.91)          $2.14        $ 2.11
          Extraordinary gain (loss)                                                 (0.06)           0.06         (0.08)
                                                                                ---------     -----------    ----------
             Net income (loss)                                                     $(0.97)          $2.20        $ 2.03
                                                                                =========     ===========    ==========

    See accompanying notes to consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(in thousands)

                                      Common Stock
                           --------------------------------------
                                Issued             Treasury                              Accumlated
                           ------------------ -------------------  Additional               Other       Unearned
                                                                     Paid In  Retained   Comprehen-    Stock-Based
                            Shares   Amount    Shares    Amount      Capital  Earnings   sive Income   Compensation     Total
                           -------- -------- --------- ---------  ---------- ---------  ------------  -------------   -----------
Balance, January 1, 1999     46,718  $   467         -  $      -  $1,133,357 $  27,222  $   (6,487)        $      -   $1,154,559

Net income for the year           -        -         -         -           -    98,964           -                -       98,964
Foreign currency
 translation adjustment           -        -         -         -           -         -       1,240                -        1,240
                                                                                                                      ----------
  Comprehensive income                                                                                                   100,204
Issuances of common stock        95        1         -         -       1,990         -           -                -        1,991
Shares repurchased                -        -      (407)   (6,252)          -         -           -                -       (6,252)
Redemption of OP Units          851        9         -         -      29,403         -           -                -       29,412
Dividends declared                -        -         -         -           -   (96,018)          -                -      (96,018)
                           --------  -------  --------  --------   --------- ---------  ------------  -------------   ----------
Balance, December 31,
 1999                        47,664      477      (407)   (6,252)  1,164,750    30,168      (5,247)               -    1,183,896

Net income for  the year          -        -         -         -           -   105,861           -                -      105,861
Foreign currency
 translation adjustment           -        -         -         -           -         -        (834)               -         (834)
                                                                                                                      ----------
  Comprehensive income                                                                                                   105,027
Issuances of common stock       133        1         -         -       1,831         -           -                -        1,832
Issuances of restricted
 stock                          589        6         -         -      10,614         -           -          (10,620)           -
Amortization on unearned
 stock-based compensation         -        -         -         -           -         -           -            3,070        3,070
Shares repurchased                -        -    (3,676)  (66,102)          -         -           -                -      (66,102)
Redemption of OP Units           77        1         -         -          23         -           -                -           24
Dividends declared                -        -         -         -           -   (93,192)          -                -      (93,192)
                           --------  -------  --------  --------   --------- ---------  ------------  -------------   ----------
Balance, December 31,
 2000                        48,463      485    (4,083)  (72,354)  1,177,218    42,837      (6,081)          (7,550)   1,134,555
Net income (loss) for
 the year                         -        -         -         -           -   (42,762)          -                -      (42,762)
Foreign currency
 translation adjustment           -        -         -         -           -         -      (1,176)               -       (1,176)
Derivative instruments
  transition adjustment                                                                     (2,842)                       (2,842)
Change in valuation of
  derivative instruments                                                                    (2,404)                       (2,404)
                                                                                                                      ----------
  Comprehensive income (loss)                                                                                            (49,184)
Issuances of common stock        48                  -         -         847         -           -                -          847
Forfeiture of restricted stock                                           (28)                                                (28)
Amortization on unearned
  stock-based compensation        -        -         -         -           -         -           -            2,263        2,263
Shares repurchased                -        -      (154)   (3,002)          -         -           -                -       (3,002)
Redemption of OP Units          250        2         -         -       5,426         -           -                -        5,428
Dividends declared                -        -         -         -           -   (68,316)          -                -      (68,316)
                           --------  -------  --------  --------   --------- ---------  ------------  -------------   ----------
Balance, December 31, 2001   48,761  $   487    (4,237) $(75,356) $1,183,463 $ (68,241) $  (12,503)        $ (5,287)  $1,022,563
                           ========  =======  ========  ========  ========== =========  ============  =============   ==========

See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(in thousands)

                                                                                     2001           2000              1999
                                                                                ------------    -----------       -----------
   Operating activities:
       Net income (loss)                                                         $   (42,762)    $  105,861        $   98,964
       Adjustments to reconcile net income (loss) to net cash provided by operating activities:
          Depreciation and amortization                                              117,732        111,947           103,099
          (Gain) loss on assets sold, before tax effect                                2,176         (3,495)                -
          Extraordinary (gain) loss on early extinguishment of debt,
          before tax effect                                                            2,770         (3,116)            4,625
          Loss on asset impairment                                                    43,582              -                 -
          Loss on fair value of non-hedging derivatives                                6,666              -                 -
          Write down of investment in STS Hotel Net                                    2,112              -                 -
          Minority interests                                                          (2,958)        10,240            11,069
          Amortization of unearned stock-based compensation                            2,263          3,070                 -
          Deferred income taxes                                                       (1,109)           795               892
          Changes in operating assets and liabilities:
              Accounts receivable, net                                                 2,855         (1,505)            1,716
              Prepaid expenses and other                                              (2,039)         6,370            (5,260)
              Income tax receivable                                                        -              -               339
              Intangible assets, net                                                       -              -              (245)
              Due from MeriStar Hotels                                                13,344        (10,745)           (4,039)
              Accounts payable, accrued expenses, accrued interest and
              other liabilities                                                        6,304          4,194            17,303
              Income taxes payable                                                      (801)           421               730
                                                                                ------------    -----------       -----------
   Net cash provided by operating activities                                         150,135        224,037           229,193
                                                                                ------------    -----------       -----------
   Investing activities:
       Investment in hotel properties, net                                           (44,476)       (90,703)         (170,063)
       Proceeds from disposition of assets                                             9,715         24,148             8,900
       Investments in and advances to affiliates, net                                      -         (2,111)          (31,298)
       Hotel operating cash received in lease conversions                              3,257              -                 -
       Purchases of minority interests                                                     -              -               (72)
       Notes receivable from MeriStar Hotels                                         (36,000)        57,110             9,890
       Change in restricted cash                                                      (1,386)        (2,730)           (5,309)
                                                                                ------------    -----------       -----------
   Net cash used in investing activities                                             (68,890)       (14,286)         (187,952)
                                                                                ------------    -----------       -----------
   Financing activities:
       Deferred financing costs                                                      (18,927)        (1,615)           (6,899)
       Proceeds from issuance of long-term debt                                      933,250        179,388           484,924
       Principal payments on long-term debt                                         (871,467)      (214,724)         (410,217)
       Proceeds from issuances of common stock, net                                      847          1,741             1,991
       Purchases of OP units                                                          (1,513)        (7,535)                -
       Purchases of treasury stock                                                    (3,002)       (66,102)           (6,252)
       Dividends paid to stockholders                                                (89,470)       (94,062)          (94,774)
       Distributions to minority investors                                            (8,069)        (9,212)          (11,585)
                                                                                ------------    -----------       -----------
   Net cash used in financing activities                                             (58,351)      (212,121)          (42,812)
                                                                                ------------    -----------       -----------
   Effect of exchange rate changes on cash and cash equivalents                          304             64               (53)
   Net increase (decrease) in cash and cash equivalents                               23,198         (2,306)           (1,624)
   Cash and cash equivalents, beginning of year                                          250          2,556             4,180
                                                                                ------------    -----------       -----------
   Cash and cash equivalents, end of year                                        $    23,448     $      250        $    2,556
                                                                                ============    ===========       ===========

See accompanying notes to consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
(dollars in thousands, except per share amounts)

1.   Organization

     We own a portfolio of primarily upscale, full-service hotels in the United States and Canada. Our portfolio is diversified by franchise and brand affiliations. As of December 31, 2001, we owned 112 hotels, with 28,653 rooms, all of which were leased by our taxable subsidiaries and managed by MeriStar Hotels & Resorts, Inc.

     We were created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a real estate investment trust, or REIT, merged with CapStar Hotel Company. In connection with the merger between CapStar and American General, we created MeriStar Hotels, a separate publicly traded company, to be the lessee and manager of nearly all of our hotels.

     On January 1, 2001, changes to the federal tax laws governing real estate investment trusts became effective. Those changes are commonly known as the REIT Modernization Act, or RMA. The RMA permits real estate investment trusts to create taxable subsidiaries that are subject to taxation similar to subchapter C-Corporations. Because of the RMA, we have created a number of these taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

       . Managing the properties they lease (our taxable subsidiaries must enter into an "arm's length" management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners);
       . Leasing a property that contains gambling operations; and . Owning a brand or franchise.

     We believe establishing taxable subsidiaries to lease the properties we own provides a more efficient alignment of and ability to capture the economic interests of property ownership. Under the prior lease structure with MeriStar Hotels, we received lease payments based on the revenues generated by the properties; MeriStar Hotels, however, operated the properties in order to maximize net operating income from the properties. This inconsistency could potentially result in the properties being operated in a way that did not maximize revenues. With the assignment of the leases from MeriStar Hotels to our taxable subsidiaries and the execution of the new management agreements (as described below), we gained the economic risks and rewards usually associated with ownership of real estate, and property revenues became the basis for MeriStar Hotels' management fees.

     Subsidiaries of MeriStar Hotels assigned the participating leases to our wholly-owned taxable subsidiaries as of January 1, 2001. In connection with the assignment, the taxable subsidiaries executed new management agreements with a subsidiary of MeriStar Hotels to manage our hotels. Under these management agreements, the taxable subsidiaries pay a management fee to MeriStar Hotels for each property. The taxable subsidiaries in turn make rental payments to us under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases. The assignment of the leases from MeriStar Hotels to our taxable subsidiaries did not result in any cash consideration exchanged among the parties except for the transfer of hotel operating assets and liabilities to the taxable subsidiaries. Under the new management agreements, the base management fee is 2.5% of total hotel revenue. MeriStar Hotels can also earn incentive management fees, based on meeting performance thresholds, of up to 1.5% of total hotel revenue. The agreements have an initial term of 10 years with three renewal periods of five years each at the option of MeriStar Hotels, subject to some exceptions. Because these leases have been assigned to our taxable subsidiaries, we now bear the operating risk associated with our hotels.

     On May 9, 2001, our operating partnership and we entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated and its operating partnership. On September 13, the Securities and

Exchange Commission rendered our S-4 document effective. On September 21, 2001, we mutually agreed with FelCor to terminate the merger agreement due to unfavorable market conditions. We have incurred $5,817 of costs related to this merger through December 31, 2001 and these costs have been expensed in our statement of operations.

2.   Summary of Significant Accounting Policies

     Principles of Consolidation - Our consolidated financial statements include the accounts of all of our majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     We use the equity method to account for investments in unconsolidated joint ventures and affiliated companies in which we hold a voting interest of 50% or less and exercise significant influence. We use the cost method to account for our investment in entities in which we do not have the ability to exercise significant influence.

     Cash Equivalents and Restricted Cash - We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash represents amounts required to be maintained in escrow under certain of our credit facilities.

     Investments in Hotel Properties - We record investments in hotel properties at cost (the allocated purchase price for hotel acquisitions) or at fair value at the time of contribution (for contributed property). We depreciate property and equipment balances using the straight-line method over lives ranging from five to 40 years. For the years ended December 31, 2001, 2000 and 1999, we capitalized interest of $6,098, $8,613, and $12,540, respectively. We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We discontinue depreciation of these properties when a property is classified as held for sale. Our properties held for sale are not material and, therefore, are included in investments in hotel properties.

     Intangible Assets - Intangible assets consist primarily of deferred financing fees. We amortize these deferred fees on a straight-line basis over the lives of the related borrowings.

     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of - Whenever events or changes in circumstances indicate that the carrying values of long-lived assets (including property and equipment and all intangibles) may be impaired, we perform an analysis to determine the recoverability of the asset's carrying value. The carrying value of the asset includes the original purchase price (net of depreciation) plus the value of all capital improvements (net of depreciation). If the analysis indicates that the carrying value is not recoverable from future cash flows, we write down the asset to its estimated fair value and recognize an impairment loss. The estimated fair value is based on what we estimate the current sale price of the asset to be based on comparable sales information or other estimates of the asset's value. Any impairment losses we recognize are recorded as operating expenses. In 2001, we recognized $43.6 million of impairment losses. We did not recognize any impairment losses in 2000 or 1999.

     We review long-lived assets for impairment when one or more of the following events have occurred:

     a. Current or immediate short-term (future twelve months) projected cash flows are significantly less than the most recent historical cash flows.

     b. The unplanned departure of an executive officer or other key personnel which could adversely affect our ability to maintain our competitive position and manage future growth.

     c. A significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of our long-lived assets.

     d. Events which could cause significant adverse changes and uncertainty in business and leisure travel patterns.

     We make estimates of the undiscounted cash flows from the expected future operations of the asset. In projecting the expected future operations of the asset, we base our estimates on future budgeted earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, amounts and use growth assumptions to project these amounts out over the expected life of the underlying asset. Our growth assumptions are based on assumed future improvements in the national economy and improvements in demand for lodging.

     Income Taxes - We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards or SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts.

     In conjunction with the merger on August 3, 1998, we became a REIT and were therefore no longer subject to federal income taxes, provided that we comply with various requirements necessary to maintain REIT status. REITs are subject to state and local taxes in certain jurisdictions.

     When RMA became effective on January 1, 2001, we created taxable subsidiaries that are subject to taxation similar to subchapter C-corporations. Because of the RMA, we have created a number of these taxable subsidiaries as the lessees of our real property. The income of these taxable subsidiaries is subject to federal income tax.

     Foreign Currency Translation - We maintain results of operations for our Canadian hotels in Canadian dollars and translate those results using the average exchange rates during the period. We translate assets and liabilities to U.S. dollars using the exchange rate in effect at the balance sheet date. We reflect resulting translation adjustments in accumulated other compensation income (loss).

     Revenue Recognition - Prior to January 1, 2001, we earned participating lease revenue from the leasing of all of our hotel operating properties. We earned participating lease revenue from only eight hotels in 2001. Participating lease revenue represented lease payments from lessees pursuant to participating lease agreements. Effective January 1, 2001, in conjunction with RMA, we began to earn rooms, food and beverage, and other revenue through the operations of our hospitality properties. We recognize those revenues as hotel services are delivered. Office, retail and parking rental is generally recognized on a straight-line basis over the terms of the respective leases.

     Paticipating Lease Agreement-Changes to the federal tax laws governing REITs became effective on January 1, 2000. Under those changes, we have created a number of taxable subsidiaries to lease our real property. Our taxable susidiaries are wholly-owned and are similar to a subchapter C-corporation. As a result, on January 1, 2001, MeriStar Hotels assigned their participating leases to our taxable subsidiaries and the taxable subsidiaries entered into management agreements with MeriStar Hotels to manage our properties. Under these management agreements, the taxable subsideries pay MeriStar Hotels a management fee. The taxable subsidiaries in turn make rental payments to us under the participating leases. The management agreements have been structured to substantially mirror the economics and terms of the former leases.

     Use of Estimates - Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Segment Information - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires public entities to report selected information about operating segments in financial reports issued to shareholders. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment. The standard also establishes requirements for related disclosures about products and services, geographic areas and major customers.

The following table summarizes geographic information required to be disclosed under SFAS No. 131:

                                    2001               2000            1999
                                -------------     -------------    ------------
     Revenue:
     U.S.                         $1,061,621        $  394,257        $367,893
     Foreign                          23,267             6,521           7,011
                                -------------     -------------    ------------
                                  $1,084,888        $  400,778        $374,904
                                =============     =============    ============
     Investments in hotel
     properties, net:
     U.S.                         $2,734,028        $2,850,348
     Foreign                          52,269            56,153
                                -------------     -------------
                                  $2,786,297        $2,906,501
                                =============     =============

     Comprehensive Income - SFAS No. 130, "Reporting Comprehensive Income," requires an enterprise to display comprehensive income and its components in a financial statement to be included in an enterprise's full set of annual financial statements or in the notes to financial statements. Comprehensive income represents a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events for the period other than transactions with owners in their capacity as owners. Our comprehensive income includes net income and other comprehensive income from foreign currency items and derivative instruments.

     Derivative Instruments and Hedging Activity - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 137 and No. 138 amended certain provisions of SFAS No. 133. We adopted these accounting pronouncements effective January 1, 2001.

     New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143 "Accounting for Asset Retirement Obligations." In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets," which supersedes SFAS No. 121. We are currently in the process of evaluating the effect these new standards will have on our financial statements.

3.   Investments in Hotel Properties

     Investments in hotel properties consists of the following:

                                                     December 31,
                                          --------------------------------
                                               2001               2000
                                          --------------     -------------
     Land                                     $  310,921        $  317,072
     Buildings                                 2,473,651         2,461,089
     Furniture, fixtures and equipment           354,392           338,350
     Construction-in-progress                     44,713            77,219
                                          --------------     -------------
     Total                                    $3,183,677        $3,193,730
                                          ==============     =============

4.   Investments in and Advances to Affiliates

     We have ownership interests in certain unconsolidated joint ventures and affiliated companies.

     In conjunction with the lease assignments from MeriStar Hotels on January 1, 2001, we acquired the ownership interest in Ballston Parking Associates of $1,629. We account for this investment using the cost method.

     In 1999, we invested $40,000 in MeriStar Investment Partners, LP ("MIP"), a joint venture established to acquire upscale, full-service hotels. Our investment is in the form of a preferred partnership interest. We receive a 16% preferred return on our investment. We account for this investment using the cost method.

5.   Long-Term Debt

     Long-term debt consists of the following:

                                                           December 31,
                                                 -------------------------------
                                                      2001             2000
                                                 --------------   --------------
Senior unsecured notes .........................    $  750,000       $        -
Credit facility ................................       224,000          898,000
Secured facility ...............................       330,000          330,000
Subordinated notes .............................       205,000          205,000
Convertible notes ..............................       154,300          154,300
Mortgage debt and other ........................        52,335           59,036
Unamortized issue discount .....................       (15,501)          (8,017)
                                                 --------------   --------------
                                                    $1,700,134       $1,638,319
                                                 ==============   ==============

     Future Maturities- Aggregate future maturities of the above obligations are as follows:

2002 ............................................................    $   15,543
2003 ............................................................       232,589
2004 ............................................................       171,168
2005 ............................................................         9,265
2006 ............................................................        10,006
Thereafter ......................................................     1,261,563
                                                                  --------------
                                                                     $1,700,134
                                                                  ==============

     Senior Unsecured Notes - In December 2001, we issued $250,000 aggregate principal amount of 10.5% senior notes due June 2009. The notes are unsecured obligations of certain subsidiaries of ours and we guarantee payment of principal and interest on the notes. The net proceeds from the sale of $248,420 were used to repay amounts outstanding under the credit facility. The repayments of term loans under the credit facility resulted in an extraordinary loss of $1,527 ($1,489, net of tax) from the write-off of deferred financing costs.

     In January 2001, we issued $300,000 aggregate principal amount of 9.0% senior notes due 2008 and $200,000 of 9.13% senior notes due 2011. The notes are unsecured obligations of certain subsidiaries of ours and we guarantee payment of principal and interest on the notes. The net proceeds from the sale of $492,000 were used to repay amounts outstanding under the credit facility and to make payments to terminate certain swap agreements that hedged variable rate loans that were repaid. The repayments of term loans under the credit facility resulted in an extraordinary loss of $1,243 ($1,224, net of tax) from the write-off of deferred financing costs.

     Credit Facility - In conjunction with the merger, we entered into a $1,000,000 senior secured credit facility. The credit facility was structured as a $300,000, five-year term loan facility; a $200,000, five-and-a-half year term loan facility; and a $500,000, three-year revolving credit facility with two, one-year optional extensions. We used the proceeds from the sales of senior unsecured notes in 2001 to repay amounts outstanding under the two term loans. The credit facility is secured by our common stock and our general partnership, limited partnership and limited liability ownership interests in our subsidiaries. The interest rate on the term loans and revolving facility ranges from 100 to 200 basis points over the 30-day LIBOR, depending on certain financial performance covenants and long-term senior unsecured debt ratings. The weighted average interest rate on borrowings outstanding under our credit facility as of December 31, 2001 and 2000 was 8.3%. As of December 31, 2001, we had $76,000 available to borrow under the credit facility.

     Our senior credit facility requires us to meet or exceed certain financial performance ratios at the end of each quarter. Travel disruptions and safety concerns following the terrorist attacks on September 11, 2001 and the slowdown of the national economy resulted in a significant negative impact to the lodging industry and our operations. This decline in operations would have caused us to be out of compliance with certain financial covenants specified in our senior credit agreement. On October 24, 2001, however, we finalized a temporary waiver on all affected financial covenants with our senior bank group and engaged in discussions to amend our senior credit agreement further. This waiver to the credit agreement allowed these financial covenants to be waived for the period beginning September 30, 2001 and ending February 28, 2002. In December 2001, we amended the terms of our senior credit facility. This permanently relaxed the financial covenants required under the loan and allows us to extend the maturity date of the credit facility from July 2002 until July 2003. We incurred $4,382 of costs related to the amended agreement.

     Secured Facility - In 1999 we completed a $330,000, 10-year non-recourse financing secured by a portfolio of 19 hotels. The loan bears a fixed interest rate of 8.01% and matures in 2009. We used most of the net proceeds to repay amounts outstanding under our prior credit facilities.

     Subordinated Notes - In 1999 we issued $55,000 aggregate principal amount (issue price of $51,906, net of discount) of 8.75% senior subordinated notes due 2007. The net proceeds of $51,219 were used to repay amounts outstanding under our credit facility and to invest in MIP. These notes are our unsecured obligations and are guaranteed by certain of our subsidiaries. These notes provide for semi-annual payments of interest on February 15 and August 15, commencing on August 15, 1999.

     In 1997, we completed the offering of $150,000 aggregate principal amount (issue price of $149,799, net of discount) of 8.75% senior subordinated notes due 2007, generating net proceeds of $144,620. The indenture pursuant to which the subordinated notes were issued contains certain covenants, including maintenance of certain financial ratios, reporting requirements, and other customary restrictions. The subordinated notes are our unsecured obligations and are guaranteed by certain of our subsidiaries. These notes provide for semi-annual payments of interest on February 15 and August 15, commencing on February 15, 1998.

     Convertible Notes - In 1997, we completed the offering of $172,500 aggregate principal amount of 4.75% convertible subordinated notes due 2004, generating net proceeds of $167,581. The proceeds were used to repay amounts outstanding under our prior credit facility and to finance certain hotel acquisitions. The convertible notes are unsecured obligations and provide for semi-annual payments of interest on April 15 and October 15, commencing on April 15, 1998. During 2000, we repurchased $18,200 of our convertible notes at a discount. This resulted in an extraordinary gain of $3,116 ($3,054, net of tax effect).

     Mortgage Debt - In connection with the merger, we assumed mortgage debt secured by seven hotels. The mortgage debt matures between 2001 and 2012, and the interest rates on the mortgages range from 7.5% to 10.5%.

     Hedge Agreements and Other Derivatives- Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes.

     We recognized a transition adjustment of $2,842 as the fair value of our derivative instruments at January 1, 2001. We recorded a liability and corresponding charge to other comprehensive loss for this amount. As of December 31, 2001, the fair value of the derivative instruments represents a liability of $12,100.

     Upon the sale of our $250,000 senior unsecured notes in December 2001, we reduced the term loans and our revolver under our senior secured credit facility by an aggregate amount of $248,400. At that time, we converted three swap agreements to non-hedging derivatives. These swap agreements had notional principal amounts of approximately $151,400 and were originally designated to hedge interest rates on borrowings under our senior secured credit facility that were repaid. We recognized a $6,666 loss when this amount was transferred out of accumulated other comprehensive income because the debt being hedged was repaid.

     Upon the sale of our $500,000 senior unsecured notes in January 2001, we reduced the term loans under our senior secured credit facility by $300,000. At that time, we terminated three swap agreements with a notional amount of $300,000. These swap agreements were originally designated as cash flow hedges of interest rates on the variable rate term loans that were repaid. We made net payments totaling $9,297 million to our counter parties to terminate these swap agreements, and recognized a $9,297 million loss related to those terminated swaps.

     As of December 31, 2001, we had three swap agreements with notional amounts totaling $300,000. A portion of these swap agreements ($148,600) provide hedges against the impact future interest rates have on our floating LIBOR debt instruments. The remaining portion of the swap agreements ($151,400) have been converted to non-hedging derivatives. The swap agreements effectively fix the 30-day LIBOR between 4.77% and 6.4%. The swap agreements expire between December 2002 and July 2003. For the year ended December 31, 2001 and 2000, we have
(made)/received net payments of approximately $(6,285) and $3,081, respectively.

     The fair value of swap agreements designated as cash flow hedges is $5,246 at December 31, 2001 and recorded in accumulated other comprehensive income. The estimated amount recorded in accumulated other comprehensive income expected to be reclassified to the statement of operations during 2002 is $4,735.

     In anticipation of the August 1999 completion of our mortgage-backed secured facility, we entered into two separate hedge transactions during July 1999. Upon completion of the secured facility, we terminated the underlying treasury lock agreements, resulting in a net payment to us of $5,100. This amount was deferred and is being recognized as a reduction to interest expense over the life of the underlying debt. As a result, the effective interest rate on the secured facility is 7.76%.

     Additionally, in anticipation of the August 1997 offering of $150,000 aggregate principal amount of our 8.75% senior subordinated notes due 2007, we entered into separate hedge transactions during June and July 1997. Upon completion of the subordinated notes offering, we terminated the underlying swap agreements, resulting in a net payment to us of $836. This amount was deferred and is being recognized as a reduction to interest expense over the life of the underlying debt. As a result, the effective interest rate on the subordinated notes is 8.69%.

     As of December 31, 2001, after consideration of the hedge agreements described above, 95.6% of our debt was fixed and our overall weighted average interest rate was 8.49%.

     We have determined the fair value of our outstanding balance of long-term debt approximates $1,625,000 at December 31, 2001.

6.   Income Taxes

     When the RMA became effective on January 1, 2001, we created taxable subsidiaries to lease certain of our properties. These subsidiaries are subject to taxation similar to C-corporations. The income of these taxable subsidiaries is subject to federal income tax.

     Our income taxes were allocated as follows:

                                                                   2001          2000          1999
                                                               ------------  ------------  ------------
     Taxes on income (loss) before gain (loss) on sale of
     assets and extraordinary gain (loss) ....................    $(1,178)       $2,028        $2,102
     Taxes on gain (loss) on sale of assets ..................        (44)           70             -
     Tax expense (benefit) on extraordinary gain (loss) ......        (57)           62           (93)
                                                               ------------  ------------  ------------
       Total income tax expense (benefit) ....................    $(1,279)       $2,160        $2,009
                                                               ============  ============  ============

     Our income (loss) before taxes (including the gain (loss) on sale of assets and extraordinary items, and net of minority interests) was $(44,940), $107,889, and $101,066 in 2001, 2000 and 1999, respectively. Our total income tax expense (benefit) was $(1,279), $2,160 and $2,009, respectively. Therefore, our effective income tax rates were 2.7%, 2.0% and 2.0%, respectively.

Our effective income tax rate differs from the federal statutory income tax rate as follows:

                                                              2001          2000          1999
                                                          ------------  ------------  ------------
 Statutory tax rate                                             35.0%         35.0%         35.0%
 Effect of REIT dividends paid deduction                       (34.3)        (35.0)        (35.0)
 State and local taxes                                           1.8           1.7           1.7
 Difference in effective rate on foreign subsidiaries            0.2           0.3           0.3
                                                          ------------  ------------  ------------
                                                                 2.7%          2.0%          2.0%
                                                          ============  ============  ============

     The components of income tax expense (benefit) related to income (loss) before gain (loss) on sale of assets and extraordinary gain (loss) are as follows:

                                      2001          2000          1999
                                  ------------  ------------  ------------
 Current:
    Federal                        $        -    $        -    $        -
    State                                 400           800         1,020
    Foreign                               100           433           190
                                  ------------  ------------  ------------
                                          500         1,233         1,210
 Deferred:
    Federal                              (337)            -             -
    State                              (1,231)          685           842
    Foreign                              (110)          110            50
                                  ------------  ------------  ------------
                                       (1,678)          795           892
                                  ------------  ------------  ------------
                                   $   (1,178)   $    2,028    $    2,102
                                  ============  ============  ============

     The tax effects of the principal temporary differences that give rise to our net deferred tax liability are as follows:

                                                    December 31,
                                            ---------------------------
                                                2001           2000
                                            ------------   ------------
Accelerated depreciation/basis difference       $ 2,130        $ 2,611
Fair value of hotel assets acquired               6,800          6,800
Allowance for doubtful accounts                      82            (30)
Accrued vacation                                    (15)           (15)
Accrued expenses                                    482            482
Net operating loss                                 (449)             -
Other                                                 1            292
                                            ------------   ------------
Net deferred tax liability                      $ 9,031        $10,140
                                            ============   ============

     Our taxable subsidiaries had a net operating loss in 2001. We have not recorded a valuation allowance against the deferred tax assets this loss creates as of December 31, 2001 as we believe it is more likely than not we will realize these deferred tax assets.

     In conjunction with the merger and related transactions, we had several significant events that affect income tax-related balances for the years ended December 31, 2001 and 2000. These events are summarized below:

..    REITs are subject to federal income taxes in certain instances for asset dispositions occurring within 10 years of electing REIT status. We do not expect to incur federal tax liability resulting from the disposition of assets with built-in gain. The 2001 and 2000 asset dispositions were not subject to the built-in gain rules.
..    At the time of the merger in 1998, we established a new accounting basis for American General's assets and liabilities based on their fair values. In accordance with generally accepted accounting principles, we have provided a deferred income tax liability for the estimated future tax effect of differences between the accounting and tax bases of assets acquired from American General. This deferred income tax liability, related to future state and local income taxes, is estimated as $6,800, based on information available at the date of the merger and subsequently.

7.   Stockholders' Equity and Minority Interests

     Common Stock Transactions- We are authorized to issue up to 100,000 shares of our preferred stock, par value $0.01 per share, from time to time with such rights, preferences and priorities as the Board of Directors shall designate. We have not issued any preferred stock.

     In September 1999, our Board of Directors authorized the repurchase of up to 5,000 shares of our common stock from time to time in open market or privately negotiated transactions. As of December 31, 2001 we have repurchased a total of 4,200 shares for $75,356.

     In May 2000, we implemented a stock purchase plan that allowed eligible employees to purchase our common stock at a discount to market value. We had reserved 500,000 shares of common stock for issuance under this plan. In September 2001, we discontinued the stock purchase plan.

     OP Units - Substantially all of our assets are held indirectly by and operated through MeriStar Hospitality Operating Partnership, L.P., our subsidiary operating partnership.

     Our operating partnership's partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units. Holders of Common OP Units and Class B OP Units receive distributions per OP Unit equivalent to the dividend paid on each of our common shares. Holders of Class C OP Units receive a non-cumulative, quarterly distribution equal to $0.5575 per Class C OP Unit so long as the common OP Units and Class B OP Units receive a distribution for such quarter and the dividend rate on our common stock does not exceed $0.5575. The Class C OP Units automatically convert into Common OP Units when that dividend rate is exceeded. Holders of Class D OP Units receive a 6.5% cumulative annual preferred return based on an assumed price per common share of $22.16; the return is compounded quarterly to the extent not paid on a current basis, and holders are entitled to a liquidation preference of $22.16 per Class D OP Unit. All net income and capital proceeds earned by the operating partnership (after payment of the annual preferred return and, if applicable, the liquidation preference) will be shared by the holders of the Common OP Units in proportion to the number of Common OP Units in the relevant operating partnership owned by each such holder.

     During 1999, we issued 65,875 Common OP Units to partially finance the purchase of a hotel, and we issued 974,588 Common OP units as a conditional component of a purchase agreement for a hotel we purchased in 1998.

     On March 21, 2001, June 28, 2001, September 18, 2001 and December 17, 2001, we declared our first, second, third and fourth quarter dividends, respectively, equivalent to an annual rate of $1.525 per share of common stock and Common OP Unit. The amount of the dividend for each quarter was $0.505 per share of common stock or Common OP Unit for the first, second and third quarters and $0.01 per share of common stock and OP unit for the fourth quarter. These dividends were paid on April 30, 2001, July 31, 2001, October 12, 2001 and January 31, 2002.

     On March 21, 2000, June 21, 2000, September 25, 2000 and December 20, 2000, we declared our first, second, third and fourth quarter dividends, respectively, equivalent to an annual rate of $2.02 per share of common stock or Common OP Unit. The amount of the dividend for each quarter was $0.505 per share of common stock or Common OP Unit. These dividends were paid on April 28, 2000, July 31, 2000, October 31, 2000 and January 31, 2001.

     On March 17, 1999, June 21, 1999, September 15, 1999 and December 6, 1999, we declared our first, second, third and fourth quarter dividends, respectively, equivalent to an annual rate of $2.02 per share of common stock and OP Unit. The amount of the dividend for each quarter was $0.505 per share of common stock or OP Unit. These dividends were paid on April 30, 1999, July 30, 1999, October 29, 1999 and January 31, 2000.

     8.   Earnings Per Share

     The following table presents the computation of basic and diluted earnings per share:

                                                                Year Ended December 31,
                                                        ------------------------------------
                                                           2001         2000         1999
                                                        ----------   ----------   ----------
Basic Earning Per Share Computation:
      Net income (loss) before extraordinary
        gain (loss)                                      $ (40,049)   $ 102,807    $ 103,496
      Dividends paid on unvested restricted stock             (502)      (1,168)           -
                                                        ----------   ----------   ----------
      Income (loss) available to common stockholders       (40,551)     101,639      103,496
      Weighted average number of shares
        of Common Stock outstanding                         44,507       45,958       47,276
                                                        ----------   ----------   ----------
      Basic earnings per share before extraordinary
        gain (loss)                                      $   (0.91)   $    2.21    $    2.19
                                                        ==========   ==========   ==========

Diluted Earnings Per Share Computation:

      Income (loss) available to common shareholders     $ (40,551)   $ 101,639    $ 103,496
      Minority interest, net of tax                              -          554       10,143
      Interest on convertible debt, net of tax                   -        7,338        8,137
      Dividends on unvested restricted stock                     -          254            -
                                                        ----------   ----------   ----------
      Adjusted net income                                $ (40,551)   $ 109,785    $ 121,776
                                                        ----------   ----------   ----------

      Weighted average number of shares
        of common stock outstanding                         44,507       45,958       47,276
      Common stock equivalents:
         Operating partnership units                             -          441        5,205
         Stock options                                           -          208          102
         Convertible debt                                        -        4,612        5,066
         Restricted stock                                        -          176            -
                                                        ----------   ----------   ----------
      Total weighted average number of diluted
        shares of common stock outstanding                  44,507       51,395       57,649
                                                        ----------   ----------   ----------
      Diluted earnings per share before extraordinary
        gain (loss)                                      $   (0.91)   $    2.14    $    2.11
                                                        ==========   ==========   ==========

9.        Related-Party Transactions

     Pursuant to an intercompany agreement, we and MeriStar Hotels provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, MeriStar Hotels has a right of first refusal to become the manager of any real property we acquire.
We also may provide each other with certain services. These may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which MeriStar Hotels is compensated in an amount that we would be charged by a third party for comparable services. During the years ended December 31, 2001, 2000 and 1999, we paid MeriStar Hotels a net amouunt of $151, $1,165 and $1,600 respectively, for such services.

     MeriStar Hotels has a revolving credit facility with us. On March 1, 2000, MeriStar repaid the remaining balance of $57,100 on its revolving credit agreement with us upon closing its bank revolving credit facility. At that time, the revolving credit facility was amended to reduce the maximum borrowing limit from $75,000 to $50,000 and to increase the interest rate on the facility from LIBOR plus 350 basis points to LIBOR plus 650 basis points. During 2001, 2000 and 1999, we earned interest of $5,005, $955, and $4,907, respectively, from this facility. As of December 31, 2001, MeriStar Hotels had $36,000 of borrowings outstanding under this facility.

     Certain members of our management and our respective affiliates owned equity interests relating to a hotel that we acquired in January 1999. These persons and affiliates received an aggregate of $1,488 of our OP Units in exchange for their interests in the hotel.

     Of the $300,000 aggregate principal amount of 9.0% senior unsecured notes due in 2008 we sold in January 2001, $30,000 principal amount was sold at a price of 99.688% to an affiliate of Oak Hill Capital Partners. The notes purchased were identical to those purchased by third parties.

     Of the $200,000 aggregate principal amount of 9.13% senior unsecured notes due in 2011 we sold in January 2001, $20,000 principal amount was sold at a price of 99.603% to an affiliate of Oak Hill Capital Partners. The notes purchased were identical to those purchased by third parties.

     Of the $250,000 aggregate principal amount of 10.5% senior unsecured notes due in 2009 we sold in December 2001, $23,000 principal amount was sold at a price of 99.368% to an affiliate of Oak Hill Capital Partners. The notes purchased are identical to those purchased by third parties.

10.  Stock-Based Compensation

Stock Options

     In connection with the merger, we adopted a new equity incentive plan. This plan authorizes us to award up to 5,565,518 options on shares of common stock. We may grant awards to officers or other of our key employees or an affiliate. These options are exercisable in three annual installments and expire 10 years from the grant date.

     In addition, we adopted a new equity incentive plan for non-employee directors. The directors' plan authorizes us to award up to 500,000 options. These options are exercisable in three annual installments and expire 10 years from the grant date.

     Stock option activity for 2001, 2000 and 1999 is as follows:

                                                       Equity Incentive Plan                   Directors' Plan
                                                  ---------------------------------    --------------------------------
                                                    Number of           Average           Number            Average
                                                      Shares         Option Price       of Shares        Option Price
                                                  -------------    ----------------    ------------    ----------------
Balance, January 1, 1999                              3,703,379              $24.80          45,000              $21.38
Granted                                               1,015,750               19.37          35,000               23.63
Exercised                                               (94,012)              15.64               -                   -
Canceled                                               (264,064)              27.87               -                   -
                                                  -------------    ----------------    ------------    ----------------
Balance, December 31, 1999                            4,361,053               23.56          80,000               22.36
Granted                                                 584,875               16.13          35,000               19.00
Exercised                                               (47,153)              17.26               -                   -
Canceled                                               (113,441)              28.62               -                   -
                                                  -------------    ----------------    ------------    ----------------
Balance, December 31, 2000                            4,785,334               22.68         115,000               21.34
Granted                                                  88,500               13.33          47,500               23.00
Exercised                                               (41,839)              16.12               -                   -
Canceled                                             (2,194,165)              26.87               -                   -
                                                  -------------    ----------------    ------------    ----------------
Balance, December 31, 2001                            2,637,830              $19.47         162,500              $21.83
                                                  =============    ================    ============    ================

Shares exercisable at December 31, 1999               2,577,620              $24.53          15,000              $21.38
                                                  =============    ================    ============    ================
Shares exercisable at December 31, 2000               3,482,816              $23.99          26,667              $22.56
                                                  =============    ================    ============    ================
Shares exercisable at December 31, 2001               2,020,759              $20.09          80,000              $21.69
                                                  =============    ================    ============    ================

The following table summarizes information about stock options outstanding at December 31, 2001:

                                            Options Outstanding                             Options Exercisable
                          ---------------------------------------------------------    -------------------------------
                                               Weighted                                                    Weighted
                                                Average              Weighted                              Average
 Range of exercise            Number           Remaining              Average             Number           Exercise
       prices              outstanding      Contractual Life       Exercise Price       exercisable          Price
---------------------     -------------    -------------------    -----------------    -------------     -------------
$13.33 to $15.64              1,031,598                   6.46               $15.13          801,434            $15.37
$16.25 to $19.00                 72,750                   7.89                17.43           39,169             17.02
$19.19 to  19.19                925,000                   7.10                19.19          616,667             19.19
$19.75 to $29.44                624,407                   6.62                25.25          496,914             26.10
$29.55 to $31.61                146,575                   5.87                30.93          146,575             30.93
                          -------------    -------------------    -----------------    -------------     -------------
$13.33 to $31.61              2,800,330                   6.71               $19.61        2,100,759            $20.15
                          =============    ===================    =================    =============     =============

     We have adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, we apply Accounting Principles Board Opinion No. 25 in accounting for the Equity Incentive Plan and, therefore, no compensation cost has been recognized for the Equity Incentive Plan.

     Pro forma information regarding net income and diluted earnings per share is required by SFAS No. 123, and has been determined as if we have accounted for our employee stock options under the fair value method. We estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

                                             2001               2000               1999
                                        ---------------    ----------------    --------------
  Risk-free interest rate                          3.6%               6.71%             6.70%
  Dividend rate                                 $1.525               $2.02             $2.02
  Volatility factor                               0.57                0.27              0.31
  Weighted average expected life            3.10 years          3.06 years        3.07 years

     Our pro forma net income (loss) and diluted earnings (loss) per share as if the fair value method had been applied were $(45,215) and $(1.02) for 2001, $98,216 and $2.07 for 2000, $98,273 and $2.02 for 1999. The effects of applying
SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported net income and diluted earnings per share for future years.

Other Stock-Based Compensation

     As of December 31, 2001, we have granted 479,000 shares of restricted stock to employees. This restricted stock vests ratably over three-year or five-year periods. The issuance of restricted stock has resulted in $5,287 of unearned stock-based compensation recorded as a reduction to stockholders' equity on our balance sheet as of December 31, 2001.

     In 2000, we granted 462,500 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. As of December 31, 2001, 387,500 POPs are outstanding. These POPs were originally eligible for vesting based on us achieving certain financial performance criteria. During 2001, we converted these POPs to fixed awards and extended the vesting period to 2004. In 2001, we granted 350,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years.

11.  Restructuring Charges

     During 2001, we incurred a restructuring charge of $1,080 in connection with operational changes at our corporate headquarters. The restructuring included eliminating seven corporate staff positions and office space no longer needed under the new structure.

The restructuring charge consists of:

Severance                             $  168
Noncancelable lease cost                 912
                                      ------
Total                                 $1,080
                                      ======

     During 2001, we applied $168 and $520 in severance and lease termination costs, respectively, against the restructuring reserve. Approximately $392 of the restructuring accrual remains at December 31, 2001.

12.  Commitments and Contingencies

     We lease land at certain hotels from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of December 31, 2001 were as follows:

       2002                              $ 1,446
       2003                                1,446
       2004                                1,446
       2005                                1,449
       2006                                1,449
       Thereafter                         52,315
                                   -------------
                                         $59,551
                                   =============

     We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of December 31, 2001 were as follows:

       2002                               $ 4,969
       2003                                 4,190
       2004                                 3,915
       2005                                 2,398
       2006                                 1,217
       Thereafter                           1,896
                                    -------------
                                          $18,585
                                    =============

     In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

13.  Acquisitions and Dispositions

     During 2001, we sold two hotels and received proceeds of $9,715. The sales resulted in a loss of $2,176 ($2,132, net of tax).

     During 2001, we terminated the leases of eight of our hotels from affiliates of Prime Hospitality Corporation for a total cost of $1,315. Concurrently, we signed long-term management agreements with MeriStar Hotels for four of these properties. The term on the remaining four management agreements is one year with additional one-year renewal periods.

     During 2000, we sold three limited-service hotels and received proceeds of $24,148. This resulted in a gain on sale of assets of $3,495 ($3,425, net of tax). We also purchased a full-service hotel for $19,400. Of the purchase amount, we paid $11,400 in cash and we will pay $8,000 from the hotel's future cash flow within the next five years. We funded the acquisition using existing cash and borrowings under our revolving credit facility.

     During 1999, we acquired one hotel for a purchase price of $10,642 of cash and $1,488 of OP Units. We funded the acquisition using existing cash and borrowings on our credit facility. We also sold two hotels during 1999 for a total price of $8,900. The resulting gain on the sales was immaterial.

14.    Consolidating Financial Information

     The Company and certain subsidiaries of MeriStar Hospitality Operating Partnership, L.P. (MHOP), our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of the Company's unsecured subordinated notes. We own a one percent general partner interest in MHOP and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 90 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99 to this Annual Report on Form 10-K presents supplementary consolidating information for MHOP, including each of the guarantor subsidiaries. This schedule presents MHOP consolidating balance sheets as of December 31, 2001 and 2000, and consolidating statements of operations and cash flows for each of the years in the three-year period ended December 31, 2001.

15.    Quarterly Financial Information (Unaudited)

     The following is a summary of our quarterly results of operations:

                                                       2001                                             2000
                                     ------------------------------------------        -------------------------------------------
                                      First      Second      Third      Fourth          First      Second      Third      Fourth
                                     Quarter     Quarter    Quarter     Quarter        Quarter     Quarter    Quarter     Quarter
                                     -------     -------    -------     -------        -------     -------    -------     -------
Total revenue .....................  $302,684    $307,167   $247,538    $227,499       $67,100     $81,539    $117,631    $134,508
Total operating expenses ..........   256,742     249,667    234,003     264,153        41,698      43,631      42,506      43,769
Net operating income
   (loss) .........................    45,942      57,500     13,535     (36,654)       25,402      37,908      75,125      90,739
Income (loss) before
   extraordinary gain (loss) ......    13,039      24,560    (17,302)    (60,346)       (3,426)     10,424      41,259      54,550
Net income (loss) .................    11,815      24,560    (17,302)    (61,835)         (372)     10,424      41,259      54,550
Diluted earnings (loss)
   per share ......................  $   0.25    $   0.52   $  (0.39)   $  (1.37)      $ (0.01)    $  0.22    $   0.83    $   1.13

     16. Supplemental Cash Flow Information

                                                                                     2001         2000           1999
                                                                                  ----------   -----------    ----------
      Cash paid for interest and income taxes:

      Interest, net of capitalized interest of $6,098, $8,613, and $12,540,
      respectively                                                                  $105,732      $120,539       $93,491
      Income taxes                                                                       698           874         1,261

      Non-cash investing and financing activities:
      OP Units issued in purchase of property and equipment                                -             -         1,488
      Redemption of OP Units                                                           5,428            24        29,412
      Dividends reinvested                                                                 -            91             -
      Issuance of restricted stock                                                         -        10,620             -
      Deferred purchase price                                                              -         8,000             -

      Operating assets received and liabilities assumed from lease conversion:
         Accounts receivable                                                          47,200             -             -
         Prepaid expenses and other                                                   13,500             -             -
         Furniture and fixtures, net                                                     152             -             -
         Investment in affiliates, net                                                 1,629             -             -
                                                                                  ----------
              Total operating assets received                                         62,481             -             -
                                                                                  ==========

         Accounts payable and accrued expenses                                        65,706             -             -
         Long-term debt                                                                   32             -             -
                                                                                  ----------
              Total liabilities acquired                                              65,738             -             -
                                                                                  ==========

17.  Subsequent Event

     On February 7, 2002, we sold $200,000 of senior unsecured notes. These notes have an interest rate of 9.13% and mature in January 2011. We used the proceeds to pay down our revolving credit facility. As a result of this financing, we redesignated some swap agreements as non-hedging derivatives. We recognized a $4,700 loss when this amount was transferred out of accumulated other comprehensive income because the debt being hedged was repaid.

                        MERISTAR HOSPITALITY CORPORATION
              SCHEDULE III-REAL ESTATE AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2001
                             (dollars in thousands)

                                                             Costs subsequent   Gross amount
                                 Initial cost to Company     to acquisition     at end of year
                                 -----------------------     ---------------    --------------
                                                 Building           Building           Building   Accum-
                                                  and                 and                and     ulated   Year of
                                 Encum-          Improve            Improve-            Improve  Deprecia Construc- Date
Description                      brances   Land   ments      Land    ments      Land    ments     tion    tion    Acquired  Life
--------------------------------------------------------     ---------------    --------------  --------------------------------
Hotel Assets:
Salt Lake Airport Hilton, UT        -        770  12,828        -    4,185       770    17,013  2,579     1980      3/3/1995  40
Radisson Hotel, Schaumburg, IL      -      1,080   5,131     (230)     938       850     6,069  1,107     1979     6/30/1995  40
Sheraton Hotel, Colorado
Springs, CO                        (1)     1,071  14,592        1    4,526     1,072    19,118  2,848     1974     6/30/1995  40
Hilton Hotel, Bellevue, WA         48      5,211   6,766     (441)   3,686     4,770    10,452  1,358     1979      8/4/1995  40
Marriott Hotel, Somerset, NJ       (1)     1,978  23,001        -    4,811     1,978    27,812  4,092     1978     10/3/1995  40
Westin Atlanta Airport, Atlanta,
GA                                  -      2,650  15,926     (300)   9,517     2,350    25,443  3,734     1982    11/15/1995  40
Sheraton Hotel, Charlotte, NC      (1)     4,700  11,057        -    4,032     4,700    15,089  2,123     1985      2/2/1996  40
Radisson Hotel Southwest,
Cleveland, OH                       -      1,330   6,353        -    5,537     1,330    11,890  1,479     1978     2/16/1996  40
Orange County Airport Hilton,
Irvine, CA                         (1)     9,990   7,993        -    3,723     9,990    11,716  1,544     1976     2/22/1996  40
The Latham Hotel, Washington,
DC                                  -      6,500   5,320        -    4,233     6,500     9,553  1,169     1981      3/8/1996  40
Hilton Hotel, Arlington, TX        (1)     1,836  14,689       79    3,766     1,915    18,455  2,479     1983     4/17/1996  40
Hilton Hotel, Arlington, VA         -      4,000  15,069        -      851     4,000    15,920  2,117     1990     8/23/1996  40

Southwest Hilton, Houston, TX       -      2,300  15,665     (613)  (2,871)    1,687    12,794  2,168     1979    10/31/1996  40
Embassy Suites, Englewood, CO      (1)     2,500  20,700        -    3,537     2,500    24,237  2,973     1986    12/12/1996  40
Holiday Inn, Colorado Springs, CO   -      1,600   4,232     (426)    (257)    1,174     3,975    619     1974    12/17/1996  40
Embassy Row Hilton,
Washington, DC                      -      2,200  13,247        -    3,276     2,200    16,523  1,888     1969    12/17/1996  40
Hilton Hotel & Towers,
Lafayette, LA                      (1)     1,700  16,062        -    2,169     1,700    18,231  2,164     1981    12/17/1996  40
Hilton Hotel, Sacramento, CA       (1)     4,000  16,013        -    2,686     4,000    18,699  2,236     1983    12/17/1996  40
Santa Barbara Inn, Santa
Barbara, CA                         -      2,600   5,141        -    1,497     2,600     6,638    770     1959    12/17/1996  40
San Pedro Hilton, San Pedro,
CA                                  -        640   6,047        -    2,517       640     8,564    975     1989     1/28/1997  40
Doubletree Hotel, Albuquerque,
NM                                 (1)     2,700  15,075        -    2,376     2,700    17,451  1,957     1975     1/31/1997  40
Westchase Hilton & Towers,
Houston, TX                        (1)     3,000  23,991        -    1,578     3,000    25,569  3,113     1980     1/31/1997  40
Sheraton Great Valley Inn,
Frazer, PA                          -      2,150  11,653       11    3,610     2,161    15,263  1,576     1971     3/27/1997  40
Holiday Inn Calgary Airport,
Calgary, Alberta, Canada            -        751   5,011      (77)   1,675       674     6,686    666     1981      4/1/1997  40
Sheraton Hotel Dallas, Dallas,
TX                                  -      1,300  17,268     (569)  (5,551)      731    11,717  2,389     1974      4/1/1997  40
Radisson Hotel Dallas, Dallas,
TX                                  -      1,800  17,580     (868)  (7,542)      932    10,038  2,236     1972      4/1/1997  40
Sheraton Hotel Guildford,
Surrey, BC, Canada                  -      2,366  24,008     (244)  (1,335)    2,122    22,673  2,650     1992      4/1/1997  40
Doubletree Guest Suites,
Indianapolis, IN                    -      1,000   8,242        -      999     1,000     9,241  1,057     1987      4/1/1997  40
Ramada Vancouver Centre,
Vancouver, BC, Canada               -      4,400   7,840     (451)   1,877     3,949     9,717  1,057     1968      4/1/1997  40
Holiday Inn Sports Complex,
Kansas City, MO                     -        420   4,742        -    2,129       420     6,871    715     1975     4/30/1997  40
Hilton Crystal City, Arlington,
VA                                  -      5,800  29,879        -    1,674     5,800    31,553  3,464     1974      7/1/1997  40
Doral Palm Springs, Cathedral
City, CA                            -      1,604  16,141        -    3,022     1,604    19,163  2,045     1985      7/1/1997  40
Radisson Hotel & Suites,
Chicago, IL                         -      4,870  39,175        -    3,619     4,870    42,794  4,586     1971     7/15/1997  40
Georgetown Inn, Washington, DC      -      6,100   7,103        -    1,824     6,100     8,927    884     1962     7/15/1997  40
Embassy Suites Center City,
Philadelphia, PA                   (1)     5,500  26,763        -    3,529     5,500    30,292  3,085     1963     8/12/1997  40

Doubletree Hotel Austin,
Austin, TX                           (1)  2,975  25,678        -   3,288     2,975    28,966  3,003  1984     8/14/1997      40
Radisson Plaza Hotel,
Lexington, KY                         -   1,100  30,375        -   6,315     1,100    36,690  3,780  1982     8/14/1997      40
Jekyll Inn, Jekyll Island, GA         -       -   7,803        -   3,548         -    11,351  1,148  1971     8/20/1997      40
Holiday Inn Metrotown,
Burnaby, BC, Canada                   -   1,115   5,303     (114)    796     1,001     6,099    620  1989     8/22/1997      40
Embassy Suites International
Airport, Tucson, AZ                   -   1,640  10,444        -   2,392     1,640    12,836  1,230  1982    10/23/1997      40
Westin Morristown, NJ                 -   2,500  19,128      100   3,835     2,600    22,963  2,195  1962    11/20/1997      40
Doubletree Hotel Bradley
International Airport, Windsor
Locks, CT                             -   1,013  10,228       87   1,861     1,100    12,089  1,142  1985    11/24/1997      40
Sheraton Hotel, Mesa, AZ              -   1,850  16,938        -   2,650     1,850    19,588  2,140  1985     12/5/1997      40
Metro Airport Hilton & Suites,
Detroit, MI                           -   1,750  12,639        -   1,371     1,750    14,010  1,355  1989    12/16/1997      40
Marriott Hotel, Los Angeles,
CA                                    -   5,900  48,250        -   7,615     5,900    55,865  5,362  1983    12/18/1997      40
Austin Hilton & Towers, TX            -   2,700  15,852        -   2,876     2,700    18,728  1,758  1974      1/6/1998      40

Dallas Renaissance North, TX          -   3,400  20,813        -   3,826     3,400    24,639  2,320  1979      1/6/1998      40
Houston Sheraton Brookhollow
Hotel, TX                             -   2,500  17,609        -   2,562     2,500    20,171  1,959  1980      1/6/1998      40

Seelbach Hilton, Louisville, KY       -   1,400  38,462        -   7,265     1,400    45,727  4,117  1905      1/6/1998      40

Midland Hilton & Towers, TX           -     150   8,487        -   1,814       150    10,301    968  1976      1/6/1998      40

Westin Oklahoma, OK                   -   3,500  27,588        -   2,745     3,500    30,333  2,908  1977      1/6/1998      40

Sheraton Hotel, Columbia, MD          -   3,600  21,393        -   3,871     3,600    25,264  2,141  1972     3/27/1998      40
Radisson Cross Keys,
Baltimore, MD                         -   1,500   5,615        -   1,566     1,500     7,181    598  1973     3/27/1998      40
Sheraton Fisherman's Wharf,
San Francisco, CA                    (1) 19,708  61,751        -   4,984    19,708    66,735  5,983  1975      4/2/1998      40
Hartford Hilton, CT                   -   4,073  24,458        -   3,051     4,073    27,509  2,158  1975     5/21/1998      40
Holiday Inn Dallas DFW
Airport South,TX                 12,211   3,388  28,847        -     274     3,388    29,121  2,499  1974      8/3/1998      40
Courtyard by Marriott
Meadowlands, NJ                       -       -   9,649        -     144         -     9,793    829  1993      8/3/1998      40
Hotel Maison de Ville, New
Orleans, LA                           -     292   3,015        -      58       292     3,073    261  1778      8/3/1998      40
Hilton Hotel Toledo, OH               -       -  11,708        -      90         -    11,798  1,017  1987      8/3/1998      40
Holiday Inn Select Dallas DFW
Airport West, TX                      -     947   8,346     (270) (2,083)      677     6,263    828  1974      8/3/1998      40
Holiday Inn Select New Orleans
International Airport LA             (1)  3,040  25,616        -   2,786     3,040    28,402  2,317  1973      8/3/1998      40
Crowne Plaza Madison, WI             (1)  2,629  21,634        -     441     2,629    22,075  1,875  1987      8/3/1998      40
Wyndham Albuquerque Airport
Hotel, NM                             -       -  18,889        -     241         -    19,130  1,628  1972      8/3/1998      40
Wyndham San Jose Airport
Hotel, TX                             -       -  35,743        -   1,296         -    37,039  3,120  1974      8/3/1998      40
Holiday Inn Select Mission
Valley, CA                            -   2,410  20,998        -     302     2,410    21,300  1,822  1970      8/3/1998      40
Sheraton Safari Resort, Lake
Buena Vista, FL                       -   4,103  35,263        -   9,058     4,103    44,321  3,528  1985      8/3/1998      40
Hilton Monterey, CA                   -   2,141  17,666        -   5,252     2,141    22,918  1,799  1971      8/3/1998      40
Hilton Hotel Durham, NC               -   1,586  15,577        -   3,052     1,586    18,629  1,438  1987      8/3/1998      40
Wyndham Garden Hotel
Marietta, GA                          -   1,900  17,077        -     694     1,900    17,771  1,486  1985      8/3/1998      40
Westin Resort Key Largo, FL           -   3,167  29,190        -     675     3,167    29,865  2,542  1985      8/3/1998      40
Doubletree Guest Suites
Atlanta, GA                       8,393   2,236  18,514        -   3,900     2,236    22,414  1,831  1985      8/3/1998      40
Radisson Hotel Arlington
Heights, IL                           -   1,540  12,645        -   8,291     1,540    20,936  1,443  1981      8/3/1998      40
Holiday Inn Select Bucks
County, PA                            -   2,610  21,744        -   3,161     2,610    24,905  1,943  1987      8/3/1998      40
Hilton Hotel Cocoa Beach, FL          -   2,783  23,076        -   1,925     2,783    25,001  2,123  1986      8/3/1998      40

Radisson Universal Orlando, FL        -   9,555  73,486        -   8,484     9,555    81,970  6,747  1972      8/3/1998      40
Crowne Plaza Phoenix, AZ              -   1,852  15,957        -   3,485     1,852    19,442  1,632  1981      8/3/1998      40


Hilton Airport Hotel Grand
Rapids, MI                         (1)     2,049     16,657        -      1,116     2,049     17,773     1,481  1979   8/3/1998   40
Marriott West Loop Houston, TX     (1)     2,943     23,934        -      4,409     2,943     28,343     2,229  1976   8/3/1998   40
Courtyard by Marriott Durham, NC    -      1,406     11,001        -         76     1,406     11,077       946  1996   8/3/1998   40
Courtyard by Marriott, Marina
Del Rey, CA                         -      3,450     24,534        -      2,659     3,450     27,193     2,148  1976   8/3/1998   40
Courtyard by Marriott, Century
City, CA                            -      2,165     16,465        -      1,142     2,165     17,607     1,424  1986   8/3/1998   40
Courtyard by Marriott,
Orlando, FL                         -          -     41,267        -      2,593         -     43,860     3,653  1972   8/3/1998   40
Crowne Plaza, San Jose, CA         (1)     2,130     23,404      (24)     1,676     2,106     25,080     2,128  1975   8/3/1998   40
Doubletree Hotel Westshore,
Tampa, FL                           -      2,904     23,476        -      9,689     2,904     33,165     2,361  1972   8/3/1998   40
Howard Johnson Resort Key
Largo, FL                           -      1,784     12,419        -      1,195     1,784     13,614     1,101  1971   8/3/1998   40
Radisson Annapolis, MD              -      1,711     13,671        -      2,012     1,711     15,683     1,228  1975   8/3/1998   40
Holiday Inn Fort Lauderdale,
FL                                  -      2,381     19,419        -      2,192     2,381     21,611     1,763  1969   8/3/1998   40

Holiday Inn Madeira Beach, FL       -      1,781     13,349        -        123     1,781     13,472     1,159  1972   8/3/1998   40

Holiday Inn Chicago O'Hare, IL 18,038      4,290     72,631        -     15,883     4,290     88,514     6,777  1975   8/3/1998   40
Holiday Inn & Suites
Alexandria, VA                      -      1,769     14,064        -      1,639     1,769     15,703     1,242  1985   8/3/1998   40
Hilton Clearwater, FL               -          -     69,285        -      4,318         -     73,603     6,126  1980   8/3/1998   40
Radisson Rochester, NY              -          -      6,499        -      2,934         -      9,433       675  1971   8/3/1998   40
Radisson Old Towne
Alexandria, VA                      -      2,241     17,796        -      3,824     2,241     21,620     1,632  1975   8/3/1998   40
Ramada Inn Clearwater, FL           -      1,270     13,453        -        160     1,270     13,613     1,616  1969   8/3/1998   40
Crowne Plaza Las Vegas, NV          -      3,006     24,011        -       (206)    3,006     23,805     2,059  1989   8/3/1998   40
Crowne Plaza Portland, OR       4,754      2,950     23,254        -        211     2,950     23,465     2,047  1988   8/3/1998   40
Four Points Hotel, Mt.
Arlington, NJ                   3,932      6,553      6,058        -     (1,562)    6,553      4,496       537  1984   8/3/1998   40
Ramada Inn Mahwah, NJ               -      1,117      8,994     (312)    (2,385)      805      6,609       801  1972   8/3/1998   40
Ramada Plaza Meriden, CT            -      1,247     10,057        -        (53)    1,247     10,004       864  1985   8/3/1998   40
Ramada Plaza Shelton, CT        4,416      2,040     16,235        -         41     2,040     16,276     1,395  1989   8/3/1998   40
Sheraton Crossroads Mahwah, NJ      -      3,258     26,185        -        309     3,258     26,494     2,320  1986   8/3/1998   40
St. Tropez, Las Vegas, NV           -      3,027     24,429        -         42     3,027     24,471     2,096  1986   8/3/1998   40
Doral Forrestal, Princeton, NJ      -      9,578     57,555        -      8,551     9,578     66,106     5,364  1981  8/11/1998   40

South Seas Resort, Captiva, FL    543      3,084     83,573        -      8,623     3,084     92,196     7,187  1975  10/1/1998   40
Radisson Suites Beach Resort,
Marco Island, FL                    -      7,120     35,300        -      2,253     7,120     37,553     2,983  1983  10/1/1998   40

Best Western Sanibel Island, FL     -      3,868      3,984       17        338     3,885      4,322       260  1967  10/1/1998   40
The Dunes Golf & Tennis Club,
Sanibel Island, FL                  -      7,705      3,043        9         31     7,714      3,074       252  1964  10/1/1998   40

Sanibel Inn, Sanibel Island, FL     -      8,482     12,045        -        167     8,482     12,212       979  1964  10/1/1998   40

Seaside Inn, Sanibel Island, FL     -      1,702      6,416       22         80     1,724      6,496       525  1964  10/1/1998   40
Song of the Sea, Sanibel Island,
FL                                  -        339      3,223       19         70       358      3,293       266  1964  10/1/1998   40
Sundial Beach Resort, Sanibel
Island, FL                          -        320     12,009        -      1,974       320     13,983     1,043  1975  10/1/1998   40
Holiday Inn Madison, WI             -      4,143      6,692        -        526     4,143      7,218       516  1965  1/11/1999   40
Safety Harbor Resort and Spa,
Safety Harbor, FL                   -        732     19,618        -      1,639       732     21,257       934  1926  5/31/2000   40
                                        -------- ----------  -------  ---------  -------- ----------  --------
                                        $315,515 $2,199,762  $(4,594)  $273,889  $310,921 $2,473,651  $233,612
                                        ======== ==========  =======  =========  ======== ==========  ========


(1) These properties secure the Secured Facility which, as of December 31, 2001, had an outstanding balance of $319,788.


The components of our hotel property and equipment are as follows:

                                                        Property and         Accumulated
                                                          Equipment          Depreciation
                                                  -------------------    -------------------
Land                                                      $  310,921              $       -
Building and Improvements                                  2,473,651                233,612
Furniture and equipment                                      354,392                163,768
Construction in progress                                      44,713                      -
                                                  ------------------     ------------------

Total property and equipment                              $3,183,677              $ 397,380
                                                  ==================     ==================


A reconciliation of our investment in hotel property and equipment and related accumulated depreciation is as follows:

                                                  -------------------    -------------------    -------------------
                                                         2001                   2000                   1999
                                                  -------------------    -------------------    -------------------
Hotel property and equipment
  Balance, beginning of period                            $3,193,730             $3,118,723            $ 2,957,543
     Acquisitions during period                                    -                 19,618                 12,081
     Improvements and construction
      -in-progress                                            47,467                 78,911                160,294
    Loss on asset impairment                                 (43,582)
    Cost of real estate sold                                 (13,938)               (23,522)               (11,195)
                                                  ------------------     ------------------     ------------------
  Balance, end of period                                   3,183,677              3,193,730              3,118,723
                                                  ------------------     ------------------     ------------------

Accumulated depreciation
  Balance, beginning of period                               287,229                182,430                 83,797
     Additions-depreciation expense                          112,465                107,363                 99,297
     Cost of real estate sold                                 (2,314)                (2,564)                  (664)
                                                  ------------------     ------------------     ------------------
  Balance, end of period                                     397,380                287,229                182,430
                                                  ------------------     ------------------     ------------------

Net hotel property and equipment, end of period           $2,786,297             $2,906,501            $ 2,936,293
                                                  ==================     ==================     ==================