Form 10-K, Exhibit 13
period 2005-12-31
MERISTAR HOSPITALITY FINANCE CORP; MERISTAR HOSPITALITY OPERATING PARTNERSHIP LP; MERISTAR HOSPITALITY FINANCE CORP III; MERISTAR HOSPITALITY FINANCE CORP II
filed 2006-03-16
CIK 1142257, 1142258, 1169640, 1169638

Exhibit 13

Report of Independent Registered Public Accounting Firm

The Board of Directors

MeriStar Hospitality Corporation:

We have audited the accompanying consolidated financial statements of MeriStar Hospitality Corporation and subsidiaries (the Company) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MeriStar Hospitality Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

McLean, VA

March 15, 2006

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(Dollars and shares in thousands, except per share amounts)

	2005	2004
ASSETS
Property and equipment	$2,342,832	$2,581,720
Accumulated depreciation	(478,315)	(506,632)

	1,864,517	2,075,088

Assets held for sale	80,885	—
Investments in and advances to unconsolidated affiliates	72,427	84,796
Prepaid expenses and other assets	35,570	34,533
Insurance claim receivable	40,972	76,056
Accounts receivable, net of allowance for doubtful accounts of $545 and $691	36,363	32,979
Restricted cash	19,856	58,413
Cash and cash equivalents	25,441	60,540

	$2,176,031	$2,422,405

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	$1,585,075	$1,573,276
Accounts payable and accrued expenses	81,188	75,527
Accrued interest	33,933	41,165
Due to Interstate Hotels & Resorts	14,456	21,799
Other liabilities	8,509	11,553

Total liabilities	1,723,161	1,723,320

Commitments and contingencies (Note 14)
Minority interests	6,816	14,053

Stockholders’ equity:
Preferred stock, par value $0.01 per share
Authorized—100,000 shares
Issued—none	—	—
Common stock, par value $0.01 per share
Authorized—100,000 shares
Issued—90,050 and 89,739 shares	900	897
Additional paid-in capital	1,469,151	1,465,658
Accumulated deficit	(980,011)	(738,393)
Common stock held in treasury—2,492 and 2,372 shares	(43,986)	(43,130)

Total stockholders’ equity	446,054	685,032

	$2,176,031	$2,422,405

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in thousands, except per share amounts)

	2005	2004	2003
Revenue:
Hotel operations:
Rooms	$471,700	$445,269	$424,516
Food and beverage	203,250	189,177	176,683
Other hotel operations	43,812	50,818	57,565
Office rental, parking and other revenue	5,860	4,922	6,321

Total revenue	724,622	690,186	665,085

Expenses:
Hotel operating expenses:
Rooms	116,037	112,067	106,677
Food and beverage	142,175	135,424	126,947
Other hotel operating expenses	27,652	32,344	34,068
Office rental, parking and other expenses	2,903	2,395	2,784
Other operating expenses:
General and administrative, hotel	114,797	106,905	102,765
General and administrative, corporate	14,364	14,832	11,913
Property operating costs	109,715	101,803	98,101
Depreciation and amortization	85,369	85,922	81,438
Property taxes, insurance and other	39,807	49,177	55,552
Loss on asset impairments	89,373	—	13,418
Contract termination costs	1,215	—	—

Operating expenses	743,407	640,869	633,663

Equity in income (loss) of and interest earned from unconsolidated affiliates, net of impairment charge in 2003	10,193	13,147	(17,631)
Hurricane business interruption insurance gain	7,062	—	—

Operating (loss) income	(1,530)	62,464	13,791

Minority interest income	6,208	2,880	17,877
Interest expense, net	(119,580)	(126,927)	(140,623)
(Loss) gain on early extinguishments of debt	(58,004)	(9,672)	815

Loss before income taxes and discontinued operations	(172,906)	(71,255)	(108,140)

Income tax (expense) benefit	(1,029)	1,040	4,154

Loss from continuing operations	(173,935)	(70,215)	(103,986)

Discontinued operations:
Loss from discontinued operations before income tax	(67,683)	(26,251)	(284,928)
Income tax benefit	—	167	50

Loss from discontinued operations	(67,683)	(26,084)	(284,878)

Net loss	$(241,618)	$(96,299)	$(388,864)

Basic loss per share:
Loss from continuing operations	$(1.99)	$(0.86)	$(2.05)
Loss from discontinued operations	(0.77)	(0.32)	(5.60)

Loss per basic share	$(2.76)	$(1.18)	$(7.65)

Diluted loss per share:
Loss from continuing operations	$(2.01)	$(0.87)	$(2.29)
Loss from discontinued operations	(0.75)	(0.31)	(5.34)

Loss per diluted share	$(2.76)	$(1.18)	$(7.63)

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars and shares in thousands)

	Common Stock				Additional Paid In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Issued		Treasury
	Shares	Amount	Shares	Amount
Balance, January 1, 2003	49,555	$495	(4,324)	$(76,674)	$1,192,387	$(230,870)	$(7,052)	$878,286
Comprehensive loss:
Net loss	—	—	—	—	—	(388,864)	—	(388,864)
Foreign currency translation Adjustment	—	—	—	—	—	—	6,075	6,075

Comprehensive loss								(382,789)

Issuances of common stock	13,800	138	—	—	95,070	—	—	95,208
Issuance of restricted stock	232	2	—	—	(2)	—	—	—
Debt for equity exchanges	4,613	46	2,056	34,084	26,308	(22,360)	—	38,078
Conversion of POPs to common stock	50	1	—	—	920	—	—	921
Amortization of unearned stock-based compensation	—	—	—	—	2,502	—	—	2,502
Stock option expense	—	—	—	—	22	—	—	22
Shares repurchased	—	—	(77)	(376)	—	—	—	(376)
Redemption of OP Units	885	9	—	—	21,752	—	—	21,761

Balance, December 31, 2003	69,135	691	(2,345)	(42,966)	1,338,959	(642,094)	(977)	653,613
Comprehensive loss:
Net loss	—	—	—	—	—	(96,299)	—	(96,299)
Foreign currency translation adjustment	—	—	—	—	—	—	977	977

Comprehensive loss								(95,322)

Issuances of common stock	12,004	120	—	—	72,062	—	—	72,182
Issuances of common stock for employee stock purchase plan	18	—	—	—	114	—	—	114
Issuance of restricted stock, net of forfeitures	310	3	—	—	(3)	—	—	—
Debt for equity exchanges	8,139	82	—	—	51,493	—	—	51,575
Conversion of OP units to common stock	133	1	—	—	605	—	—	606
Amortization of unearned stock-based compensation	—	—	—	—	2,329	—	—	2,329
Stock option expense	—	—	—	—	99	—	—	99
Shares repurchased	—	—	(27)	(164)	—	—	—	(164)

Balance, December 31, 2004	89,739	897	(2,372)	(43,130)	1,465,658	(738,393)	—	685,032
Net loss	—	—	—	—	—	(241,618)	—	(241,618)
Issuances of common stock	201	2	—	—	1,351	—	—	1,353
Issuances of common stock for employee stock purchase plan	10	—	—	—	77	—	—	77
Issuance of restricted stock, net of forfeitures	(9)	—	—	—	(50)	—	—	(50)
Conversion of OP units to common stock	109	1	—	—	988	—	—	989
Amortization of unearned stock-based compensation	—	—	—	—	893	—	—	893
Stock option expense	—	—	—	—	234	—	—	234
Shares repurchased	—	—	(120)	(856)	—	—	—	(856)

Balance, December 31, 2005	90,050	$900	(2,492)	$(43,986)	$1,469,151	$(980,011)	$—	$446,054

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in thousands)

	2005	2004	2003
Operating activities:
Net loss	$(241,618)	$(96,299)	$(388,864)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	95,770	101,064	111,311
Loss on asset impairments	153,557	12,337	320,037
Loss on sale of assets	5,397	14,065	2,356
Loss (gain) on early extinguishments of debt	3,266	9,672	(815)
Minority interests	(6,208)	(2,880)	(17,877)
Equity in loss (income) of unconsolidated affiliates	1,310	(237)	—
Stock-based compensation expense	1,118	(2,939)	2,544
Change in value of interest rate swaps	—	—	(3,977)
Redemption of POPs	—	(4,602)	—
Deferred income taxes	—	(1,516)	(5,199)
Changes in operating assets and liabilities:
Insurance claim receivable, less capital expenditure proceeds	35,593	(10,570)	—
Accounts receivable, net	(3,384)	16,050	(512)
Prepaid expenses and other assets	705	8,981	(345)
Receivables from unconsolidated affiliates	11,201	(631)	(7,369)
Due from/to Interstate Hotels & Resorts	(12,232)	(7,132)	5,911
Accounts payable, accrued expenses, accrued interest and other liabilities	723	(24,449)	(34,337)

Net cash provided by (used in) operating activities	45,198	10,914	(17,136)

Investing activities:
Acquisition of hotels, net of cash acquired of $4.1 million	—	(182,375)	—
Capital expenditures for property and equipment	(222,132)	(133,953)	(36,190)
Investment in and advance to Radisson Lexington Avenue Hotel	(192)	(50,493)	—
Proceeds from sales of assets	104,352	155,698	127,885
Estimated insurance proceeds related to capital expenditures	9,100	—	—
Purchases of marketable securities	—	—	(18,040)
Sales of marketable securities	—	—	18,040
Net payments from Interstate Hotels & Resorts	—	—	42,052
Decrease (increase) in restricted cash	44,977	(15,890)	(22,158)
Costs associated with disposition program and other, net	(4,469)	(7,475)	(6,821)

Net cash (used in) provided by investing activities	(68,364)	(234,488)	104,768

Financing activities:
Prepayments on long-term debt	(382,571)	(105,049)	(228,866)
Scheduled payments on long-term debt	(33,263)	(13,336)	(16,845)
Proceeds from mortgage loans, net of financing costs	73,263	110,012	—
Proceeds from debt issuance, net of issuance costs	320,658	—	263,210
Net borrowings under senior credit facility, net of financing costs	10,509	(343)	(2,742)
Proceeds from common stock issuance, net of issuance costs	77	72,289	95,358
Purchase of subsidiary partnership interests	(40)	(8,690)	(65)
Proceeds from option exercises	290	7	—
Distributions to minority investors	—	(141)	(565)
Repurchase of common stock under employee stock plans	(856)	—	—
Other	—	(164)	—

Net cash (used in) provided by financing activities	(11,933)	54,585	109,485

Effect of exchange rate changes on cash and cash equivalents	—	(1,355)	(129)

Net (decrease) increase in cash and cash equivalents	(35,099)	(170,344)	196,988
Cash and cash equivalents, beginning of year	60,540	230,884	33,896

Cash and cash equivalents, end of year	$25,441	$60,540	$230,884

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$128,926	$138,602	$144,856
Income tax payments, net of (refunds)	866	(714)	824

Non-cash investing and financing activities:
Property damage insurance claim receivable	$9,609	$65,486	$—
Senior subordinated debt redeemed in exchange for common stock	—	49,213	38,078
Mortgage foreclosure	—	11,141	—
Change in fair value of interest rate swap	3,981	4,674	—
Redemption of OP units	989	606	21,761
POPs converted to common stock	—	—	921
Issuance of restricted stock	—	1,940	1,153
Issuance of stock bonus	1,022	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

1.	Organization

MeriStar Hospitality Corporation (the “Company”) is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of December 31, 2005, we owned 64 hotels with 18,173 rooms, all of which were leased by our taxable subsidiaries. MeriStar Hospitality Operating Partnership, L.P. (“MHOP”), our subsidiary operating partnership, directly or through its subsidiaries, holds substantially all of our assets. Sixty-one of these hotels were managed by Interstate Hotels & Resorts (“Interstate”), one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc. (“Marriott”), and two hotels were managed by another subsidiary of Marriott, (collectively with Interstate and Ritz-Carlton, the “Managers”). During the fourth quarter of 2005, we converted one of these hotels from Interstate to Marriott management. This hotel will be branded as Marriott near the end of the first quarter of 2006, subject to the completion of certain renovations and improvements. We have sold 17 hotels with 3,614 rooms since January 1, 2006.

On February 20, 2006, we entered into an Agreement and Plan of Merger with Alcor Holdings LLC, a Delaware limited liability company, Alcor Acquisition Inc., LLC, a Delaware limited liability company and a controlled subsidiary of Alcor Holdings LLC, and Alcor Acquisition L.P., a Delaware limited partnership whose general partner is a wholly-owned subsidiary of Alcor Acquisition LLC, pursuant to which we will merge with and into Alcor Acquisition, LLC and Alcor Acquisition L.P. will merge with and into MHOP. Alcor Holdings LLC, Alcor Acquisition Inc., LLC and Alcor Acquisition L.P. are affiliates of The Blackstone Group (collectively, “Blackstone”). See Note 17, “Subsequent Events” for additional information.

On January 1, 2001, changes to the federal tax laws governing REITs, commonly known as the REIT Modernization Act, or RMA, became effective. As permitted by the RMA, we formed a number of wholly-owned taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	Managing the properties they lease (our taxable subsidiaries must enter into an “arm’s-length” management agreement with an independent third-party manager actively involved in the trade or business of hotel management and that manages properties on behalf of other owners);

•	Leasing a property that contains gambling operations; and

•	Owning a brand or franchise.

The Managers operate the 64 hotels we owned as of December 31, 2005 under management agreements with our taxable subsidiaries. Under these management agreements, each taxable subsidiary pays a management fee for each property to the Manager of its hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

Under the Interstate management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate, subject to some exceptions. Additionally, our franchise fees generally range from 2.5% to 7.6% of hotel room revenues.

The management agreement for the Marriott managed property, which was converted during the fourth quarter of 2005, has a base management fee of 2.5% through mid-November 2007 and 3.0% after such date, plus incentive payments based on meeting performance thresholds that could total up to an additional 20.0% of available cash flow (as defined in the management agreement). The agreement has an initial term expiring at the end of 2026 with two renewal periods of five years each at the option of Marriott.

Under the Ritz-Carlton management agreement, the base management fee is 3.0% of total hotel revenue plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined in the management agreement). The agreement has an initial term expiring in 2015 with four renewal periods of ten years each at the option of Ritz-Carlton.

The management agreement for the Marriott property acquired in 2004 has a base management fee of 3.0% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined in the management agreement). The agreement has an initial term expiring in 2024 with three renewal periods of five years each at the option of Marriott.

The Ritz-Carlton and Marriott management agreements on the hotels acquired in 2004 include certain limited performance guarantees by the relevant manager which are designed primarily to provide downside performance protection. The Ritz-Carlton limited performance guarantee expired on December 31, 2005. The Marriott limited performance guarantee remains in place until 2008. During 2004, we recorded a reduction of management fee expense for a total amount of $1.0 million under the Ritz-Carlton and Marriott limited performance guarantees, combined. Both hotels performed at or above their respective performance guarantee levels during 2005.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation.    The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries and our controlled affiliates. If we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, “Consolidation of Variable Interest Entities,” and that our variable interest will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, then we will consolidate the entity. Additionally, we consolidate entities (in the absence of other factors when determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own the general partnership interest. All material intercompany transactions and balances have been eliminated in consolidation. Two of our properties report results over 13 four week periods each year. We include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

Use of Estimates.    Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Property and Equipment.    We record our property and equipment at cost or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over an estimated useful life of 20 to 40 years, or the remaining terms of a ground lease, if shorter. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years, and computers over three to five years. During the years ended December 31, 2005, 2004 and 2003, we recognized depreciation expense of $88.8 million, $95.3 million and $105.7 million, respectively. For the years ended December 31, 2005, 2004 and 2003, we capitalized interest of $13.0 million, $5.6 million, and $3.1 million, respectively.

Held for Sale Properties.    Held-for-sale classification requires that the sale be probable and that the transfer of the asset is expected to be completed within one year, among other criteria. Assessing the probability of the sale requires significant judgment due to the uncertainty surrounding completing the transaction and as a result, we have the following policy to aid in our assessment of probability. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale;

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale; and

•	We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our Consolidated Balance Sheet.

Deferred Financing Costs.    Deferred financing costs are included in prepaid expenses and other assets. We amortize, to amortization expense, the deferred financing costs on a straight-line basis (which approximates the interest method) over the lives of the related borrowings. As of December 31, 2005, 2004 and 2003, we had recorded gross deferred financing costs of $36.9 million, $32.8 million, and $34.3 million ($22.2 million, $20.2 million, and $24.9 million, respectively, net of accumulated amortization). Related amortization expense was $6.1 million, $4.7 million, and $4.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. We estimate related amortization expense to remain approximately $4.5 million each of the next five years.

Cash Equivalents and Restricted Cash.    We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

Revenue Recognition.    Substantially all of our revenues are derived from the operations of our hospitality properties, including room, food and beverage revenues. We recognize hotel operational revenues as hotel services are delivered.

Incentive Management Fees.    The managers of our hotels may earn incentive management fees if they exceed performance standards specified in the management agreements. The incentives for Interstate are based on portfolio performance; the incentives for the Ritz-Carlton and Marriott are based on individual hotel performance. We accrue these fees ratably during the year based on forecasted results with adjustments recorded each quarter, as needed.

Impairment or Disposal of Long-Lived Assets.    We record as discontinued operations the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of and where we have no continuing involvement. Any gains or losses on final disposition are also included in discontinued operations.

Whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired, an analysis is performed to determine the recoverability of the asset’s carrying value. When we conclude that we are more likely than not to sell or otherwise dispose of an asset significantly before the end of its previously estimated useful life, we perform an impairment analysis on that asset (as is the case for assets we are considering for disposition). We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities.    We recognize a liability for a cost associated with an exit or disposal activity only when the liability is incurred, and measure that liability initially at fair value. Hotels we dispose of may be managed under agreements that require payments as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. In addition to management termination fees for hotel sales, we incurred a $0.7 million management termination fee as a result of changing one of our hotels from Interstate management to Marriott management. For further discussion of potential termination obligations, see Note 14.

Gains and Losses From Extinguishments of Debt.    We apply the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections.” The rescission of SFAS No. 4 and No. 64 requires that all gains and losses from extinguishments of debt be classified as extraordinary only if the gains and losses are from unusual or infrequent transactions. It also requires prior period gains or losses that are not from unusual and infrequent transactions to be reclassified. See Note 8 for details on the early extinguishment of certain debt during the years ended December 31, 2005, 2004 and 2003.

Stock-Based Compensation.    We apply the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, for new stock options issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We grant options with an exercise price equal to the price of our common stock on grant date. Compensation costs related to stock options are included in general and administrative expenses on the accompanying Consolidated Statement of Operations. We apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant for fixed plan awards, while variable plan awards are re-measured based upon the intrinsic value of the award at each balance sheet date.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if we had accounted for all of our employee stock options under the fair value method. We estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	1.3%	1.6%	2.1%
Dividend rate	—	—	—
Volatility factor	0.38	0.28	0.04
Weighted-average expected life	3.82 years	4.12 years	4.12 years

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004	2003
Net loss, as reported	$(241,618)	$(96,299)	$(388,864)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	1,931	4,094	3,077
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(1,925)	(4,088)	(3,603)

Net loss, pro forma	$(241,612)	$(96,293)	$(389,390)

Loss per share, as reported:
Basic	$(2.76)	$(1.18)	$(7.65)
Diluted	$(2.76)	$(1.18)	$(7.63)

Loss per share, pro forma:
Basic	$(2.76)	$(1.18)	$(7.66)
Diluted	$(2.76)	$(1.18)	$(7.64)
Weighted-average fair value of options granted	$2.91	$2.07	$0.23

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future years. Additionally, the adjustment in 2004 related to the Profits-Only Operating Partnership Units (“POPs”) accounting is not included in the stock-based employee compensation expense amounts in the schedule above (see Note 10).

Income Taxes.    We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities. As a REIT, we are not subject to federal income taxes, provided that we comply with various requirements necessary to maintain REIT status. We are subject to state and local taxes in certain jurisdictions.

Foreign Currency Translation.    We sold three of our four Canadian hotels in December 2003 and the fourth Canadian hotel in 2004. We maintained the results of operations for our Canadian hotels in Canadian dollars and translated those results to U.S. dollars using the average exchange rates for each period. We translated assets and liabilities using the exchange rate in effect at the balance sheet date. We reflected any resulting translation adjustments in accumulated other comprehensive loss. Our cumulative translation adjustment included in accumulated other comprehensive loss was zero as of December 31, 2005 and 2004.

Derivative Instruments and Hedging Activities.    Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge. SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” became effective on July 1, 2003. The statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying derivative, and amends certain other provisions. This statement applies to any freestanding financial derivative instruments entered into or modified after June 30, 2003. This standard did not affect our results of operations or financial condition as we have properly classified our interest rate swap as a fair value hedge, and have not entered into any other transactions within the scope of SFAS No. 149.

Acquisition of Hotels.    Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by SFAS No. 141, “Business Combinations.”

Investments in Unconsolidated Affiliates.    We have non-controlling interests in entities which we account for under the cost method or equity method of accounting. Our investment in MeriStar Investment Partners, L.P. (“MIP”) is a limited partner interest with no participation rights in the management, affairs or operations of the entity, and is accounted for using the cost method. We recognize our preferred return on this investment quarterly as it becomes due to us. This investment is reflected in the “investments in and advances to unconsolidated affiliates” line on our Consolidated Balance Sheets. Our investment in Radisson Lexington Avenue Hotel is accounted for using the equity method since we are presumed to exert significant influence on this entity due to our ownership percentage of 49.99%. Accordingly, we recognize 49.99% of the profit and loss of the entity in which our investment was made. This investment is also reflected in the “investments in and advances to unconsolidated affiliates” line on our Consolidated Balance Sheets. Our investments in unconsolidated affiliates are periodically reviewed for other than temporary declines in market value. Impairment is recorded as a reduction to the carrying value of the investment for any declines which are determined to be other than temporary.

Accounting for the Impact of the Hurricane Damage to Properties.    In August and September 2004, Hurricanes Charley and Frances caused substantial damage to a number of our hotels located in Florida. The damage from Hurricanes Charley and Frances and local evacuation orders also caused significant business interruption at many of our Florida properties, including the complete closure of certain hotels. As a result, eight of our hotels were closed for an extended period of time, and four others were affected in varying degrees; all but three of these hotels are now open (on a full or partial basis).

In August 2005, Hurricane Katrina caused damage to two of our hotels located in Louisiana and one in Florida. While Hurricane Katrina and local evacuation orders caused property damage and business interruption, the operating results of these three properties are not material to our overall performance, and all three of the affected hotels are included in our expanded disposition program. The hotel located in Florida was sold in January 2006 and had been closed only briefly during 2005.

We have comprehensive insurance coverage for both property damage and business interruption. Some properties are requiring substantial repair and reconstruction and have remained closed while such repairs are completed. As of December 31, 2005, the net book value of the write-off of property damage is $75.1 million; however, we are still assessing the impact of the hurricanes (especially Hurricane Katrina) on our properties, and final net book value write-offs could vary from this estimate. Changes to this estimate will be recorded in the periods in which they are determined. We have recorded a corresponding insurance claim receivable for this $75.1 million net book value amount because we believe that it is probable that the insurance recovery, net of deductibles, will exceed the net book value of the damaged portion of these assets. The recovery is based on replacement cost, and we have submitted claims substantially in excess of $75.1 million.

During February 2006, we entered into a complete and final settlement agreement for all claims relating to Hurricane Charley. In addition to the $120.0 million our insurance carriers previously advanced, they have agreed to a final payment of $82.5 million. See “Footnote 17—Subsequent Events” for further information. At December 31, 2005, the remaining insurance claim receivable relating to Hurricanes Frances and Katrina was $18.9 million.

In regards to Hurricanes Frances and Katrina, we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of these hotels, certain deductibles (primarily windstorm)

and limitations will apply. Moreover, while we are receiving and expect to continue to receive interim insurance payments, no determination has been made as to the total amount or timing of those insurance payments and those insurance payments may not be sufficient to cover the costs of all the restoration of the hotels. The determination as to the total amount and timing of those insurance payments is contingent, in part, on the willingness of our insurers to provide recognition of coverage for losses. We are in the process of attempting to resolve with our insurers the final claim payments but cannot guarantee that the insurers will recognize the full claim amounts. To the extent that insurance proceeds, which are calculated on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved.

As of December 31, 2005, two of the properties affected by Hurricanes Charley and Frances and two of the properties affected by Hurricane Katrina remained substantially closed due to hurricane damage. Where possible and in order to mitigate loss of revenues, some permanent repairs to damaged properties were deferred during the Florida “high season,” which generally lasts from late December through early April, in order to have facilities available to meet demand. These damaged facilities were removed from service for permanent repairs based upon demand so as to minimize business disruptions. We have hired consultants to assess our business interruption claims and are currently negotiating with our insurance carriers regarding the amount of sustained income losses. To the extent that we are entitled to a recovery under the insurance policies, we will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized. Any gain resulting from business interruption insurance for lost income will not be recognized until all contingencies related to the insurance recoveries are resolved and collection of the relevant payments is probable. These income recognition criteria will likely often result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected properties, resulting in fluctuations in our net income that may reduce the comparability of reported quarterly results for some periods into the future.

Under these income recognition criteria, during the twelve months ended December 31, 2005, we have recorded a business interruption recovery gain of $7.1 million due to receiving recognition of a minimal level of business interruption gain that the insurance companies are willing to recognize without any contingencies at this time for certain of our hurricane-affected properties. Business interruption insurance gains and gains from recoveries in excess of our fixed-asset write-offs for the properties impacted by Hurricane Charley will be recognized in the first quarter of 2006. For Hurricanes Frances and Katrina, our business interruption claims substantially exceed the amount of this minimal recognition to date. We ultimately expect to recognize additional business interruption insurance gains as we proceed further through the claims process.

Through December 31, 2005, we have incurred recoverable costs related to both property damage and business interruption totaling $91.3 million. In addition, we recorded a receivable of $75.1 million related to the write-off of the net book value of the damaged portion of our assets. We had collected $132.5 million in insurance proceeds through December 31, 2005. We have collected an additional $82.5 million in insurance proceeds from January 1, 2006 through March 6, 2006 as a result of the settlement on Hurricane Charley. The cost recoveries are recorded as offsets to the expense line item to which they relate; therefore, there is no net impact to any line item or our results.

Of the total $215 million in insurance proceeds collected through March 6, 2006, $202.5 million represents reimbursements on claims related to Hurricane Charley; $7.5 million represents reimbursements on claims related to Hurricane Frances; and $5.0 million on claims related to Hurricane Katrina. For Hurricanes Frances and Katrina, we should ultimately be reimbursed for repair costs and expenses incurred as well as business interruption losses, subject to any policy deductibles and limitations, although we have incurred out-of-pocket costs while awaiting insurer reimbursement. No determination has been made as to the total amount or timing of those insurance payments, which may not be sufficient to cover all of the costs incurred. The timing of when we will be fully reimbursed for costs incurred and able to recognize business interruption insurance gains is uncertain. It depends, in part, on decisions yet to be made by the insurers and whether the claims can be resolved without legal action. The $7.5 million received to date on claims related to Hurricane

Frances is substantially below the amount of the insurance claim for losses related to Hurricane Frances because the claims process has been stalled by the insurers for some time, a situation which could require legal action against the insurers involved in that claim if we are not able to resolve it.

The following is a summary of hurricane-related activity recorded (in millions):

Insurance claim receivables December 31, 2005
Fixed assets net book value write down	$75.1
Recoverable costs incurred	91.3
Business interruption insurance gain	7.1
Payments received	(132.5)

$41.0

New Accounting Pronouncements.    In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which requires companies to recognize compensation cost relating to share-based payment transactions, and measure that cost based on the fair value of the equity or liability instruments issued. In addition to this Statement, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” to assist companies with the initial implementation of SFAS No. 123. We are required to comply with the provisions of this Statement beginning with the first quarter of 2006. We do not expect the adoption of this revised standard to have a material effect on our accounting treatment for share-based payments, as we adopted the transition provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” on January 1, 2003 and elected to recognize compensation expense for options granted subsequent to December 31, 2002 under the fair-value-based method.

The FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67” in December 2004, which amends current guidance to state that the rules for (a) incidental operations and (b) costs incurred to sell real estate projects do not apply to real estate time-sharing transactions. We are required to comply with the provisions of this Statement for the fiscal year beginning January 1, 2006. We do not expect the adoption of this Statement to have a material effect on our results of operations.

The FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets: an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” in December 2004. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We were required to comply with the provisions of this Statement for the third quarter of 2005. We have not entered into or modified any transactions within the scope of this standard, nor do we have any existing transactions that fall within the scope of SFAS No. 153. Therefore, the adoption of this Statement has not had a material effect on our results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143,” which requires an entity to identify all of its asset retirement obligations and gather information regarding these obligations. We are required to comply with the provisions of FIN 47 for the fiscal year ending December 31, 2005. We have reviewed our conditional asset retirement obligations which primarily relate to environmental issues and have determined that they are not material. Therefore, the adoption of FIN 47 will not have a material adverse effect on our financial position or results of operations.

In June 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless the change is required by a new pronouncement and the pronouncement states specific transition provisions. This Statement carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt this Statement for accounting changes and corrections of errors made during and after the first quarter of 2006. We do not expect the adoption of this Statement to have a material effect on our results of operations.

Emerging Issues Task Force (“EITF”) Issue 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” was ratified by the FASB in June 2005. At issue is what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership. The assessment of limited partners’ rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if there is a change to the terms or in the exercisability of the rights of the limited partners, the sole general partner increases or decreases its ownership of limited partnership interests, or there is an increase or decrease in the number of outstanding limited partnership interests. We are required to adopt the provisions of EITF Issue 04-5 for the first quarter of 2006, and for the third quarter of 2005 for new or modified arrangements. We have not entered into or modified any such arrangements, and we do not expect the adoption of this EITF to have a material effect on our financial statements.

Reclassifications.    Certain prior year information has been reclassified to conform to the current year presentation. These reclassifications have no impact on consolidated net loss.

3.	Comprehensive Loss

Comprehensive loss equaled net loss for the year ended December 31, 2005, as we no longer have foreign operations.

Comprehensive loss was $95.3 million for the year ended December 31, 2004, which consisted of net loss ($96.3 million) and foreign currency translation adjustments.

Comprehensive loss was $382.8 million for the year ended December 31, 2003, which consisted of net loss ($388.9 million) and foreign currency translation adjustments.

4.	Acquisitions

On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.9 million.

The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income, and basic and diluted loss per share for the year ended December 31, 2004 would have been reported as follows if the acquisitions had occurred on January 1, 2004 (in thousands):

Total revenue	$717,363
Net loss	(94,134)
Net loss per share:
Basic	$(1.15)
Diluted	(1.16)

On October 1, 2004, we acquired an interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan (see Note 7).

5.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2005	2004
Land	$211,677	$244,088
Buildings and improvements	1,669,576	1,926,813
Furniture, fixtures and equipment	303,488	295,562
Construction-in-progress	158,091	115,257

	$2,342,832	$2,581,720

For the years ended December 31, 2005 and 2004, we capitalized interest of $13.0 million and $5.6 million, respectively.

During the years ended December 31, 2005, 2004 and 2003 we recognized impairment losses of $153.6 million, $12.3 million, and $295.0 million, respectively, of which $64.2 million, $12.3 million, and $281.6 million, respectively, are recorded in discontinued operations as of December 31, 2005 (see Note 15). There are six properties classified as held for sale as of December 31, 2005.

The impairment charges recorded during 2005, 2004 and 2003 were triggered by an expectation that a property would be sold significantly before the end of its estimated useful life. The impairment charges were based on our estimates of the fair value of the properties we were actively marketing based on available market data. These estimates required us to make assumptions about the sales prices that we expected to realize for each property as well as the timing of a potential sale. In making these estimates, we considered the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual fair values, or realized proceeds, could differ materially from these estimates.

On September 7, 2004, we relinquished a property to a mortgage lender upon the completion of a foreclosure proceeding initiated by the lender with our acquiescence (see Note 8). The property and the mortgage loan had a fair value and carrying value of approximately $11 million.

6.	Assets Held for Sale

At December 31, 2005, six of our 64 properties met the probability criteria as prescribed by SFAS No. 144 to classify them as held for sale. All six of these assets were disposed of during the first quarter of 2006. At December 31, 2004, none of our 73 properties met the criteria to classify them as held for sale.

Assets held for sale consisted of the following as of December 31, 2005 (in thousands).

Land	$8,906
Buildings and improvements	72,577
Furniture, fixtures and equipment	8,410
Construction-in-progress	292

90,185
Accumulated depreciation	(9,300)

$80,885

7.	Investments in Unconsolidated Affiliates

Investment in Radisson Lexington Avenue Hotel.    On October 1, 2004, we acquired a 49.99% interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan. We made a total investment of $50 million, which includes a $40 million mezzanine loan that matures on October 1, 2014 and yields $5.8 million of cumulative annual interest, and a $10 million equity interest in the hotel. The mezzanine loan is secured by a pledge of the equity interests held by the borrower in an indirect parent of the owner of the hotel and has a 10-year term. The loan is subordinate to $150 million in senior notes, but has priority over all equity interests.

Our equity investment is accounted for under the equity method of accounting, in accordance with our accounting policies as described in Note 2. The interest income from the loan, as well as the income related to the 49.99% share in profits and losses, is recorded in a separate line item “equity in income of and interest earned from unconsolidated affiliates” within operating activities as the operations of this investment are integral to our operations. During the years ended December 31, 2005 and 2004, we recognized interest income of $5.7 million and $1.4 million, respectively, on the mezzanine loan, which is recognized as it is earned. As of December 31, 2005 and 2004, the outstanding loan balance on the loan, including accrued interest receivable, was $40.7 million, and our investment in partnership equity was $6.8 million and $9.5 million, respectively. During the years ended December 31, 2005 and 2004, we recognized $1.3 million net loss and $0.2 million net income, respectively, of equity in net income (loss) on our equity investment.

Investment in MIP.    In 1999, we, through MeriStar Hospitality Operating Partnership, L.P., our principal operating subsidiary, invested $40 million in MeriStar Investment Partners, L.P., a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a limited partnership interest, in which we earned a 16% cumulative preferred return with outstanding balances compounded quarterly. In accordance with MIP’s December 2004 amended and restated partnership agreement, the return on our investment, and on our remaining unpaid accrued preferred return, was reduced to a 12% annual cumulative return rate, and is subordinate only to the MIP debt; and $12.5 million of our $40 million investment was upgraded to receive preference in liquidation over all other investments.

During the fourth quarter of 2003, we recognized a $25.0 million impairment loss on this investment since the decline in the underlying value of our investment was deemed other than temporary. There have been no changes in circumstances in 2004 and 2005 that would require an additional impairment. After recognition of this impairment loss, the book value of the original investment is $15.0 million.

In February 2005, MIP completed a $175 million non-recourse commercial mortgage-backed securities financing, which is secured by its portfolio of eight hotels. Upon the completion of the financing in February 2005, we received an additional $15.5 million, which was applied to reduce our outstanding accrued preferred returns receivable to approximately $4 million at that time.

As of December 31, 2005, our total MIP carrying value was $25.0 million, consisting of the $15.0 million adjusted investment balance and $10.0 million of accrued preferred returns receivable.

We recognize our preferred return quarterly as it becomes due to us. The income, net of related expense, if any, is recorded in the “Equity in income (loss) of and interest earned from unconsolidated affiliates” line within operating activities as the operations of this investment are integral to our operations. For the years ended December 31, 2005 and 2004, we recognized a preferred return of $5.8 million and $11.5 million, respectively, from this investment. As of December 31, 2005 and 2004, cumulative preferred returns of $10.0 million and $19.7 million, respectively, were due from MIP. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

8.	Debt

Debt consisted of the following (in thousands):

	December 31,
	2005	2004
Senior credit facility	$13,128	$—
Senior unsecured notes due 2011—9.125%	342,665	355,665
Senior unsecured notes due 2008—9.00%	251,558	270,500
Senior unsecured notes due 2009—10.50%	205,894	224,187
Secured facility, due 2007, with three one-year options to extend	303,217	—
Secured facility, due 2009	—	302,979
Secured facility, due 2013	97,694	99,293
Convertible subordinated notes, due 2010	170,000	170,000
Senior subordinated notes, due 2007	—	34,225
Mortgage debt, due various	203,688	125,051
Unamortized issue discount	(2,769)	(3,950)

	$1,585,075	$1,577,950
Fair value adjustment for interest rate swap	—	(4,674)

	$1,585,075	$1,573,276

Aggregate future maturities as of December 31, 2005 were as follows (in thousands):

2006	$24,239
2007	11,807
2008	264,722
2009	220,198
2010	454,724
Thereafter	609,385

$1,585,075

As of December 31, 2005, 80% of our debt bore fixed rates of interest and the remaining 20% bore variable interest rates based on the London Interbank Offered Rate, or LIBOR. During September 2005, as part of extinguishing our previous $298.1 million (originally $330 million) secured facility (“Previous Secured Facility”), we eliminated our interest rate swap (see “Secured facilities” below). Our overall weighted-average interest rate was 8.12%. Based on market prices at December 31, 2005, the fair value of our long-term debt was $1.67 billion.

Senior credit facility.    In August 2005, we completed a $100.0 million expansion of our $50.0 million senior credit facility to a total capacity of $150.0 million. The total $150.0 million facility carries an annual interest rate of LIBOR plus 350 basis points, which is 100 basis points less than the original annual interest rate of LIBOR plus 450 basis points. The additional $100.0 million matures in August 2006 and consists of $25.0 million in additional revolver capacity and $75.0 million of term loan capacity. This senior credit facility is collateralized by 12 of our hotels. Asset disposition proceeds in excess of $30 million must be used to pay down any outstanding balance under the facility and permanently reduce the availability if repaying borrowings under the term loan. The original $50.0 million senior revolving credit facility matures in December 2006, as originally provided. As of December 31, 2005, we had borrowings of $13.1 million outstanding against the revolver, and no borrowings outstanding against the term loan. Our available balance under the facility may be temporarily reduced from time to time if assets serving as collateral are sold or while certain brand-related issues on our franchise agreements are being resolved on the 12 hotels used as collateral. A total of $117.9 million was available as of December 31, 2005. We incurred financing costs of $2.5 million related to the expansion of our senior credit facility.

The senior credit facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to compliance with financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for us to maintain our status as a REIT and our ability to incur additional secured and total indebtedness.

Senior unsecured notes.    During the year ended December 31, 2005, we repurchased $50.2 million of our senior unsecured notes, consisting of $18.9 million of the 9.0% notes due 2008, $18.3 million of the 10.5% notes due 2009, and $13.0 million of the 9.125% notes due 2011. We recorded a loss on early extinguishment of debt of $2.8 million and wrote off deferred financing costs of $0.4 million related to these repurchases.

The senior unsecured notes are general, unsecured obligations of MHOP, our principal operating subsidiary, and we and various subsidiaries of MHOP guarantee payment of principal and interest on the notes. These notes contain various restrictive covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions, including the repurchase of our stock, the issuance of any preferred stock, the payment of certain dividends, the incurrence of any additional debt, or the repayment of certain outstanding debt before it comes due. As of December 31, 2005, our fixed charge coverage ratio was below 2 to 1, and therefore we were not permitted generally to enter into those transactions, except as noted below.

There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $300 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures, of which $13.4 million was available at December 31, 2005. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary, of which the full amount was available at December 31, 2005. We have the ability to incur debt financing within an unrestricted subsidiary, such as the $55.5 million mortgage financing related to the acquisition of Marriott Irvine. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

Other secured facilities.    In September 2005, we extinguished our Previous Secured Facility that had an existing balance of $298.1 million due 2009. We paid $343.6 million in connection with the legal defeasance of the Previous Secured Facility, which had a carrying value of $289.4 million (consisting of $298.1 million in principal balance less an $8.7 million fair value adjustment related to the interest rate swap), resulting in a loss on early extinguishment of debt of $54.2 million. Our loss on early extinguishment of debt was reduced to $52.2 million by the $2.0 million write-off of two treasury locks, which had been deferred and were being recognized as reductions to interest expense over the life of the Previous Secured Facility. In addition, we wrote off deferred financing costs of $1.9 million related to this extinguishment.

The new secured facility (“2005 Secured Facility”) provides for a $304.2 million (originally $312.0 million) loan at a rate of LIBOR plus 135 basis points, which has an initial maturity of October 9, 2007, plus three one-year extensions at our option. The 2005 Secured Facility was originally secured by 17 of our properties. The 2005 Secured Facility, which is intended to be securitized, is non-recourse to us, except for certain customary carve-outs, such as fraud, intentional or willful acts, misappropriations, or internal misrepresentation, which are guaranteed by MHOP. In late September 2005, we sold one of the hotels securing the 2005 Secured Facility and used the proceeds to repay $7.8 million of the outstanding balance. As of December 31, 2005, the 2005 Secured Facility had an outstanding balance of $303.2 million and was secured by 16 properties. The 2005 Secured Facility bears interest at a rate of LIBOR plus 135 basis points, compared to a fixed rate of 8.01%, which was swapped to a rate of LIBOR plus 444 basis points under the Previous Secured

Facility. The Previous Secured Facility contained standard provisions that required the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, this facility contained restrictive provisions on the use of excess cash from the 19 properties securing the facility. The defeasance resulted in the release of $39.3 million of cash that had been held in escrow under the Previous Secured Facility as well as $6.0 million of cash collateral for an interest rate swap that was required under the Previous Secured Facility.

The fair value adjustments for the interest rate swap agreement of net $(4.7) million are related to the outstanding Previous Secured Facility balance of $303.0 million as of December 31, 2004.

On September 26, 2003, as permitted by the indentures governing our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. This loan carries a fixed annual interest rate of 6.88% and matures in 2013. We incurred approximately $1.2 million in debt issuance costs related to the loan.

Secured bridge loan.    In conjunction with the refinancing of the Previous Secured Facility discussed above, we entered into a secured bridge loan that provided for a $15.0 million term loan secured by one property with a borrowing rate of LIBOR plus 350 basis points, and had an initial maturity of April 9, 2006, with one six-month extension at our option. We incurred financing costs of $0.2 million related to obtaining this loan. As of December 31, 2005, the secured bridge loan had been retired as a result of the secured property being sold.

Convertible subordinated notes.    On July 1, 2003, we completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. These notes are convertible into our common stock at any time prior to or at maturity at a conversion price of $10.18 per share (equal to a conversion rate of 98.2318 shares per $1,000 principal amount of notes).

The proceeds from the issuance of the 9.5% convertible notes were used to repurchase $150.6 million of our $154.3 million 4.75% convertible notes due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. These convertible notes were convertible into our common stock at a rate of 23.2558 shares per $1,000 in principal amount, which equaled approximately $43.00 per share. On October 15, 2004, the remaining $3.7 million balance of 4.75% convertible notes were repaid at maturity.

Senior subordinated notes.    The senior subordinated notes are unsecured obligations due in 2007, and provide for semi-annual payments of interest each February 15 and August 15 at an annual rate of 8.75%. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

During the year ended December 31, 2005, we repurchased all $34.2 million of our outstanding 8.75% senior subordinated notes due 2007. We recorded a loss on early extinguishment of debt of $0.4 million, including the write-off of deferred financing costs of $0.2 million related to this activity.

During the year ended December 31, 2004, we retired $49.2 million of our senior subordinated notes (plus $0.9 million of accrued interest) through the issuance of 8,138,728 shares of common stock. We recorded a loss on early extinguishment of debt of $1.7 million and wrote off deferred financing costs of $0.5 million related to this activity.

A portion of the proceeds from the July 2003 issuance of 9.5% convertible notes discussed above were used to repurchase $22.6 million principal amount of our senior subordinated notes, at varying prices, resulting in an aggregate discount of approximately $1.5 million. We also repurchased a further $59.8 million of these notes, at varying prices, resulting in an aggregate loss of approximately $0.3 million. In connection with the repurchases of these notes, we wrote off deferred financing costs totaling $1.0 million. Also during 2003, we exchanged $39.2 million of these notes for 6,669,506 shares of our common stock, resulting in a gain of $1.5 million. In connection with the exchanges, we wrote off deferred financing costs totaling $0.5 million.

Mortgage debt.    As of December 31, 2005, we had five mortgage loans, two of which were incurred during 2005.

On January 26, 2005, we entered into a $37.7 million mortgage loan on our Hilton Crystal City hotel that bears interest at a fixed rate of 5.84%. The mortgage requires monthly payments of interest only for the first three years and then monthly payments of interest and principal over the remaining portion of the 10-year term of the loan. Our net proceeds of $34.7 million are net of a $3.0 million escrow reserve for future capital expenditures. We incurred financing costs of $0.8 million related to this mortgage.

On June 17, 2005, we entered into a $44.0 million mortgage loan on our Hilton Clearwater hotel that bears interest at a fixed rate of 5.68%. The mortgage requires monthly payments of interest only for the first three years and then monthly payments of interest and principal over the remaining portion of the 10-year term of the loan, with the majority of the principal balance due at the end of the 10-year term. Our net proceeds of $40.7 million are net of a $3.3 million escrow reserve for future capital expenditures. We incurred financing costs of $1.1 million related to this mortgage.

We financed a portion of the Marriott Irvine acquisition (see Note 4) with a $55.5 million fixed-rate mortgage loan effective June 25, 2004, which matures on July 1, 2011 and bears interest at an annual fixed rate of 5.69%. On June 30, 2004, in connection with The Ritz-Carlton, Pentagon City acquisition (see Note 4), we entered into a $55.8 million fixed-rate mortgage loan, which matures on June 1, 2011 and bears interest at an annual fixed rate of 5.8%.

We had a mortgage loan on a hotel property that was to mature in 2011 and carried an interest rate of 8.8%; however, the lender, with our acquiescence, initiated foreclosure proceedings on the property which were completed on September 7, 2004, and we relinquished the property to the bank. The carrying value of the mortgage loan and the fair value of the property both approximated $11 million. This property is included in discontinued operations.

Our other individual mortgage matures in 2011 and carries a fixed interest rate of 9.0% with an initial principal amount of $17.0 million.

Derivatives.    In April 2004, we entered into an interest rate swap on the Previous Secured Facility to convert the interest rate from fixed to variable. The September 2005 defeasance of the Previous Secured Facility eliminated the need for that interest rate swap. We paid $8.7 million to terminate the interest rate swap, which represented the fair value of the swap on the date of termination. Because we accounted for the interest rate swap as a fair value hedge of the debt which was extinguished, the $52.2 million loss on early extinguishment of the Previous Secured Facility includes this $8.7 million fair value adjustment. Prior to the termination of the interest rate swap agreement, we earned net cash payments of $1.2 million under the swap, which were recorded as a reduction in interest expense. During the year ended December 2005, we earned net cash payments of $3.2 million under the swap, which also were recorded as reductions in interest expense. In conjunction with the interest rate swap, we were required to post collateral, which was $12.0 million as of December 31, 2004, and was recorded as restricted cash. Upon the termination of the interest rate swap agreement, our posted collateral balance of $14.4 million was released; we received $5.7 million, which was net of the $8.7 million termination payment.

In October 2005, we paid $0.3 million to enter into an interest rate cap agreement on our 2005 Secured Facility, effective October 10, 2005, with a term of two years. Under the interest rate cap agreement, the annual interest rate on the 2005 Secured Facility will not exceed 7.10%. The interest rate cap is recorded at fair value, with changes in fair value recorded to interest expense in our Consolidated Statements of Operations.

For a derivative qualifying as a fair value hedge, the change in net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument is recorded in our Consolidated

Statements of Operations. These amounts offset each other as there was no ineffective portion and therefore had no impact on our net loss for the year ended December 31, 2004. The fair value of the swap was recorded as either an asset or liability, with a corresponding increase or decrease to the carrying value of the debt instrument being hedged on our Consolidated Balance Sheets. The fair value of our hedge was approximately a $4.7 million liability as of December 31, 2004. This amount was recorded on our Consolidated Balance Sheet in the other liabilities line item with a corresponding debit recorded to long-term debt.

9.	Income Taxes

When the RMA became effective on January 1, 2001, we formed taxable subsidiaries to lease certain of our properties. These subsidiaries are subject to taxation similar to subchapter C-corporations. The income of these taxable subsidiaries is subject to federal and state income taxes. In addition, the REIT is also subject to income taxes in certain state and local jurisdictions.

Our income taxes were allocated as follows (in thousands):

	2005	2004	2003
Tax expense (benefit) on loss from continuing operations	$1,029	$(1,040)	$(4,154)
Tax expense (benefit) on loss from discontinued operations	—	(167)	(50)

Total income tax expense (benefit)	$1,029	$(1,207)	$(4,204)

Our effective income tax rate differs from the federal statutory income tax rate as follows:

	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
Effect of REIT dividends paid deduction	(35.0)	(35.0)	(35.0)
State and local taxes	0.4	(1.2)	(1.1)

	0.4%	(1.2)%	(1.1)%

The components of income tax expense (benefit) were as follows as of December 31 (in thousands):

	2005	2004	2003
Current:
State	$742	$309	$495
Foreign/other	287	—	500

	1,029	309	995
Deferred:
Federal	—	—	—
State	—	(1,516)	(5,419)
Foreign	—	—	220

	—	(1,516)	(5,199)

	$1,029	$(1,207)	$(4,204)

The tax effects of the principal temporary differences that give rise to our net deferred tax liability (asset) were as follows (in thousands):

	December 31,
	2005	2004
Basis difference in property and equipment	$3,658	$4,740
Amortization	(195)	(497)
Accrued expenses	208	163
Net operating loss carryforwards	(81,082)	(67,173)
Other	921	678

Net deferred tax liability (asset)	(76,490)	(62,089)
Valuation allowance	76,490	62,089

Net deferred tax liability (asset)	$—	$—

For state income tax purposes, the aggregate net operating loss (NOL) carryforward, prior to apportionment, for the REIT was $357.5 million and $280.5 million as of December 31, 2005 and 2004, respectively. These NOLs expire through 2025. The net operating loss for any jurisdiction, state or local, is subject to the laws of that jurisdiction and may differ from the aggregate NOL carryforward noted above for reasons other than apportionment. Such differences in NOL characteristics may arise from, but are not limited to, carryover period limitations and asset recovery methods that are different from the federal income tax rules. We have recorded a deferred tax asset relating to the NOL carryovers for states where we are subject to corporate level tax, based on our ability to use the losses against future income and as an offset to our net deferred tax liability relating to such state taxes.

As a result of our cumulative recognized losses for the REIT, we have placed a valuation allowance against a portion of the deferred tax asset created by the net operating loss. The valuation allowance is sufficient to prevent our net operating loss from creating a net deferred tax asset for us. In future periods, we will review our ability to utilize our net operating loss carryforwards based on changes in economic conditions and corporate results, and we will adjust the valuation allowance accordingly. At December 31, 2005, the valuation allowance for the REIT was $3.2 million.

For federal income tax purposes, the NOL carryforward for our taxable subsidiaries was $184.8 million and $153.9 million as of December 31, 2005 and 2004, respectively. These NOLs expire through 2025. Based on our projections of the taxable subsidiaries’ ability to utilize the NOL carryforward, we have recorded valuation allowances for the taxable subsidiaries of $73.3 million and $61.1 million, respectively, to reduce the carrying value of the NOL carryforward deferred tax asset to zero at both December 31, 2005 and 2004.

Our total valuation allowance was $76.5 million, $62.1 million and $25.8 million at December 31, 2005, 2004 and 2003, respectively.

A significant component of our deferred tax liability continues to be the basis difference in our fixed assets. At the time of the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we established a new basis for the acquired assets and assumed liabilities based on their fair values at the time of the merger. We established a net deferred income tax liability for the estimated future state and local income tax effect for differences between the accounting and tax bases of these assets and liabilities. As of December 31, 2005, this component of the deferred tax liability was $3.7 million.

REITs are subject to federal income taxes in certain instances involving the disposition of hotel assets. For a period of 10 years, beginning with the first year the corporation elected REIT status, if the REIT disposes of an asset that had appreciated in value at the time of the REIT election, a corporate-level income tax may be incurred. The amount of income subject to this corporate-level tax is limited to the amount of built-in-gain established at the time of our initial REIT election. We have disposed of certain assets that were subject to the built-in-gains tax. The disposition of these assets resulted in a net built-in-loss of $40.0 million. This built-in-loss is available to offset any income from future sales of assets that are subject to the built-in-gains tax. We do not anticipate our future dispositions to result in the recognition of a net built-in-gain. As a result, we have recorded a full valuation allowance against the built-in-loss carryover.

10.	Stockholders’ Equity and Minority Interests

Common Stock Transactions.    We are authorized to issue up to 100,000,000 shares of our preferred stock, par value $0.01 per share, from time to time with such rights, preferences and priorities as the Board of Directors shall designate. We have not issued any preferred stock.

On April 23, 2004, we issued and sold 12.0 million shares of common stock at a price to the public of $6.25 per share under our effective shelf registration statement filed under the Securities Act of 1933. The offering closed on April 28, 2004 with net proceeds of $72.2 million.

During the year ended December 31, 2004, we retired $49.2 million of our senior subordinated notes (plus $0.9 million of accrued interest) through the issuance of 8,138,728 shares of common stock (see Note 8).

During the year ended December 31, 2004, we issued 18,298 shares of common stock with a value of $0.1 million, related to shares issued under our employee stock purchase plan.

During the year ended December 31, 2005, we awarded 133,937 shares of common stock to employees, with a value of $1.0 million, related to our annual incentive plan for 2004. Of these shares, 63,935 were repurchased as treasury stock to satisfy tax withholding requirements, and 70,002 shares were reissued. During the year ended December 31, 2005, we issued 9,601 shares of common stock with a value of $0.08 million, related to shares issued under our employee stock purchase plan.

In September 2003, we issued 13,800,000 shares of common stock at a price of $7.20 per share ($95.2 million of net proceeds) pursuant to our effective shelf registration statement filed under the Securities Act of 1933.

During 2003, we issued 6,669,506 shares of common stock in exchange for $39.2 million of our senior subordinated notes (see Note 8). We reissued 2,056,210 shares held in treasury in connection with these exchanges.

We issued 50,000 shares of common stock to a former executive officer and director in connection with the formal separation of management functions with Interstate during the first quarter of 2003. This former executive officer and director also relinquished 50,000 Profits-Only OP Units (POPs) in the first quarter of 2003 in connection with the separation.

Restricted Stock Transactions.    We did not issue any shares of restricted stock to employees in 2005. In 2004, we issued 325,000 shares of restricted stock to employees, with an aggregate value of $1.9 million.

OP Units.    Substantially all of our assets are held indirectly by and operated through MHOP, our subsidiary operating partnership, (Commission file number 333-63768). Our operating partnership’s partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units (“POPs”).

Common OP Unit holders converted 109,306 and 132,646 of their OP Units, with a value of $1.0 million and $0.6 million, respectively, into common stock during the years ended December 31, 2005 and 2004, respectively.

On April 9, 2004, in accordance with the terms of the certificate of designation for the outstanding Class D OP Units of our operating partnership, we redeemed all outstanding Class D OP Units plus accrued and unpaid preferential distributions on those units, for an aggregate consideration of approximately $8.7 million. The Class D OP Units had become redeemable at the option of the holder on April 1, 2004.

During July 2004, our Board of Directors authorized the elimination of the plan under which the POPs are issued. On December 2, 2004, we completed the redemption of all outstanding POPs. The POPs plan had been accounted for under APB 25, “Accounting for Stock Issued to Employees” as a fixed plan since December 11, 2001. Under fixed plan accounting, compensation expense is measured on the intrinsic value of the award on the grant date and amortized on a straight line basis over the vesting period. As a result of an accounting analysis performed in conjunction with the elimination of the POPs plan, we have determined that these awards should have been accounted for using variable plan accounting instead of fixed plan accounting. Under variable plan accounting, compensation expense is re-measured based upon the intrinsic value of the award at each balance sheet date and amortized to expense using a ratable vesting formula. Had variable plan accounting been applied from December 11, 2001, compensation expense for each of the years ended December 31, 2001, 2002 and 2003 would have been increased (reduced) by $0.5 million, $(3.7) million, and $(2.7) million, respectively. In order to correct this error, an adjustment of $4.5 million, net of forfeitures, was recorded during the third quarter of 2004 to reduce compensation expense; $4.0 million of this amount relates to 2003 and prior periods while $0.2 million and $0.3 million relate to the first and second quarters of 2004, respectively. This adjustment is included in the “General and administrative, corporate” line in our Consolidated Statements of Operations. We have determined that the adjustments related to the correction of this error were immaterial on both a quantitative and qualitative basis to the financial statements for all periods affected. Accordingly, the correction has been made in the 2004 financial statements.

Treasury Stock.    As of December 31, 2005 and 2004, we held 2.5 million and 2.4 million shares, respectively, in treasury stock. We record and carry treasury stock at cost, and generally acquire treasury stock to cover our minimum tax withholdings related to stock issued for compensation.

Dividends.    We did not declare or pay any dividends in 2005, 2004 or 2003.

11.	Loss Per Share

The following table presents the computation of basic and diluted loss per share (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004	2003
Basic Loss Per Share:
Loss from continuing operations	$(173,935)	$(70,215)	$(103,986)
Dividends paid on unvested restricted stock	—	—	—

Loss available to common stockholders	(173,935)	(70,215)	(103,986)
Weighted-average number of basic shares of common stock outstanding	87,472	81,542	50,807

Basic loss per share from continuing operations	$(1.99)	$(0.86)	$(2.05)

Diluted Loss Per Share:
Loss available to common stockholders from continuing operations	$(173,935)	$(70,215)	$(103,986)
Minority interest	(6,146)	(2,943)	(18,380)

Adjusted net loss	$(180,081)	$(73,158)	$(122,366)

Weighted-average number of basic shares of common stock outstanding	87,472	81,542	50,807
Common stock equivalents:
Operating partnership units	2,268	2,375	2,599

Total weighted-average number of diluted shares of common stock outstanding	89,740	83,917	53,406

Diluted loss per share from continuing operations	$(2.01)	$(0.87)	$(2.29)

For the years ended December 31, 2005, 2004 and 2003, 17,396,349, 16,760,362, and 12,048,406 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options, certain operating partnership units, and shares from our outstanding convertible notes, were excluded from the calculation of diluted loss per share as their inclusion would be anti-dilutive.

12.	Related-Party Transactions

Due to/from Interstate

Effective March 31, 2004, our Chairman and Chief Executive Officer, Paul Whetsell, resigned as CEO of Interstate, but remains a non-executive Chairman of the Board of Directors of Interstate. In the normal course of managing our hotel properties, Interstate incurs day-to-day operating costs which are reimbursed by us. The balance due to Interstate of $14.5 million at December 31, 2005 and $21.8 million at December 31, 2004, respectively, included management fees due for each hotel and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days. The balance also included accrued termination obligations related to our asset dispositions. During the years ended December 31, 2005, 2004 and 2003, we paid Interstate a total of $23.3 million, $25.9 million, and $23.3 million, respectively, for termination fees, management fees, and miscellaneous operating expenses.

Under an intercompany agreement effective as of August 3, 1998, we and Interstate provided each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, until July 1, 2004, Interstate had the right of first refusal, under certain circumstances, to become the manager of any real property we acquired, and we and Interstate also may have provided each other with certain services from time to time. Although the intercompany agreement is no longer in effect, we and Interstate may continue to provide each other with services from time to time; certain of these services are required by the management agreements. These services may have included administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which Interstate was compensated in an amount that we would have been charged by a third party for comparable services. During the years ended December 31, 2005, 2004 and 2003, we paid Interstate a net amount of $0.03 million, $0.05 million, and $0.07 million, respectively, for such services. In July 2004, we concluded negotiations with Interstate to terminate the intercompany agreement, eliminating the last element of our original “paper clip” relationship with Interstate.

In 2005, we sold one of our hotels to Interstate at a price equal to the fair market value of $14.1 million, consisting of $13.2 million in cash proceeds and $0.9 million in management contract termination fee credits.

On August 31, 2005, we entered into an agreement to sublease 16,200 square feet of office space to Interstate. The term of the sublease is from December 2005 through August 2013, unless otherwise sooner terminated under the terms of the sublease agreement. The annual rent will be $486,000 payable in equal monthly installments, and shall increase by 4% per annum. Interstate shall also receive an abatement of the first nine monthly installments of rent due under the sublease agreement.

Note Receivable from Radisson Lexington

Our outstanding note receivable from Radisson Lexington, an equity method investment, was $40 million as of December 31, 2005, which is due in full in 2014. This loan yields $5.8 million of cumulative annual interest, for which we recognized interest income of $5.7 million in 2005. See Note 7 “Investment in Unconsolidated Affiliates” for information about this investment.

Relationship with MIP

Oak Hill Capital Partners and Interstate, both related-parties to MeriStar Hospitality Corporation, are partners in the joint venture that forms the General Partner of MIP, a joint venture established in 1999 to acquire upscale, full-service hotels. We earn a cumulative preferred return on our $40 million investment with outstanding balances compounded quarterly, which we recognize quarterly as it becomes due to us. For the years ended December 31, 2005, 2004, and 2003, we recognized a preferred return of $5.8 million, $11.5 million, and $7.4 million, respectively, from this investment. As of December 31, 2005 and 2004, cumulative preferred returns of $10.0 million, and $19.7 million, respectively, were due from MIP. See Note 7 “Investment in Unconsolidated Affiliates” for information about this investment.

13.	Incentive Compensation

Under our incentive plan, we are authorized to award up to a maximum of 12.5% of our outstanding shares of common stock to our officers or other key employees. These awards may be granted in cash, restricted shares of common stock or options to purchase common stock. As of December 31, 2005, we were authorized to award up to a maximum of 10,944,756 shares of common stock, of which 8,037,581 shares remain available for award.

Under our incentive plan for non-employee directors, we are authorized to award up to 500,000 options to purchase common stock to our non-employee directors. As of December 31, 2005, 215,287 shares remain available for award.

Stock Options

Stock options to officers, other key employees or directors are exercisable in three annual installments and expire ten years from the grant date.

Stock option activity for 2005, 2004, and 2003 was as follows:

	Incentive Plan		Directors’ Plan
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2003	2,954,755	$17.59	279,450	$18.14
Granted	200,000	4.39	35,000	5.90
Canceled	(405,322)	23.26	—	—

Outstanding at December 31, 2003	2,749,433	15.77	314,450	16.78
Granted	151,500	6.24	37,500	6.25
Exercised	(1,667)	3.37	—	—
Canceled	(1,554,205)	16.39	—	—

Outstanding at December 31, 2004	1,345,061	13.99	351,950	15.66
Granted	80,500	8.22	—	—
Exercised	(61,668)	4.71	—	—
Canceled	(339,446)	15.27	(75,000)	10.80

Outstanding at December 31, 2005	1,024,447	$13.67	276,950	$16.98

Shares exercisable at December 31:
2003	2,074,402	$17.99	177,500	$20.52

2004	941,904	$16.98	260,291	$18.43

2005	820,287	$15.39	241,956	$18.54

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.93 to $5.98	191,666	7.68	$5.01	104,174	$4.79
$6.25 to $6.82	123,000	8.30	$6.54	49,338	$6.55
$7.42 to $7.42	255,000	6.95	$7.42	255,000	$7.42
$8.26 to $15.60	149,500	7.85	$11.20	71,500	$14.41
$15.64 to $17.28	166,474	3.01	$16.29	166,474	$16.29
$17.83 to $22.00	138,400	3.04	$20.82	138,400	$20.82
$22.81 to $29.44	183,557	2.55	$26.50	183,557	$26.50
$29.55 to $30.64	24,000	1.83	$29.97	24,000	$29.97
$31.29 to $31.29	2,000	2.19	$31.29	2,000	$31.29
$31.42 to $31.42	67,800	1.87	$31.42	67,800	$31.42

	1,301,397			1,062,243

Other Stock-Based Compensation

During the year ended December 31, 2005 we did not issue any shares of restricted stock. During the year ended December 31, 2004, we issued 310,000 shares of restricted stock, net of forfeitures, to our employees. This restricted stock generally vests ratably over three-year periods. The weighted-average grant-date fair value of restricted stock issued during 2004 was $5.93.

During the years ended December 31, 2000, 2001 and 2002, our operating partnership granted a total of 1,000,000 Profits-Only OP Units, or POPs, to some of our employees under our POPs Plan. These POPs were subject to vesting requirements and the incurrence of a “book-up” event, and were exchangeable for common stock or cash based on the market value of our common stock. During the years ended December 31, 2003 and 2002, 50,000 and 187,500, respectively, POPs were surrendered in exchange for the same number of shares of common stock. In July 2004, our Board of Directors authorized the redemption of all outstanding POPs. On December 2, 2004, we completed the redemption of all 701,250 outstanding POPS (net of forfeitures) for a total of $4.6 million in cash, although 187,500 of those POPs redeemed were not yet exchangeable under the POPs Plan (see Note 10).

In 2004, our Board of Directors authorized us to grant certain long term incentive stock awards (the “awards”) under our incentive plan, under criteria to be established by the Compensation Committee of our Board of Directors (the “Committee”). In March 2005, the Committee finalized the service and performance criteria under which these awards will be issued, effective for the three-year period ending December 31, 2006. We recorded $2.6 million compensation expense related to these awards during the year ended December 31, 2005. The awards will be paid to the extent they are earned in the form of our common stock during 2007, and the number of shares will be determined based on the stock price at the time at which they are paid.

14.	Commitments and Contingencies

Litigation.    In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

Minimum Lease Payments.    We lease the land at certain of our hotels under long-term arrangements from third parties. These agreements are accounted for as operating leases and are expensed evenly over the life of the lease. Certain leases contain contingent rent features based on gross revenues at the respective property. At three of our properties, we lease condominium units which are part of our total room inventory. These agreements typically have five-year terms. Future minimum lease payments, including fixed escalations, required under these operating leases as of December 31, 2005 were as follows (in thousands):

2006	$3,490
2007	3,615
2008	3,572
2009	3,473
2010	3,486
Thereafter	99,860

Total gross payments	117,496
Less: Sublease receipts	(3,906)

Total net payments	$113,590

Our obligations under other operating lease commitments, primarily for equipment, are not significant.

Rent expense consists of:

	2005	2004	2003
	(in thousands)
Minimum rentals on operating leases	$3,475	$2,804	$2,449
Additional rentals based on revenues and other leases	2,803	2,920	2,986
Less: sublease receipts	(168)	(187)	(181)

	$6,110	$5,537	$5,254

Termination Fees.    We may be obligated to pay Interstate termination fees of up to a maximum of approximately $11.5 million with respect to the 45 properties we have disposed of between January 1, 2003 and December 31, 2005. As we dispose of any additional assets, we may be obligated to pay additional termination fees. Any obligations due under the termination provisions of the applicable contracts will be payable over a period of 48 months after termination. Termination fees payable to Interstate may be reduced by amounts paid under replacement management contracts.

During July 2004, we concluded negotiations with Interstate to terminate the intercompany agreement that governed a number of aspects of our relationship. In exchange for terminating the intercompany agreement, we received, among other things:

•	the right to terminate up to 600 rooms per year upon the payment of a termination fee equal to 1.5 times the fees earned during the preceding 12 months, with the ability to carry over up to 600 rooms for termination in the succeeding year;

•	the right to terminate the management contract of a hotel, where Interstate invests in a competing hotel, with no termination fee; and

•	an extension of the termination fee payment period for terminations related to hotel sales, from 30 months to 48 months.

Separately, we reached an agreement with Interstate regarding the calculation of termination fees payable upon a sale. We received a $2.5 million credit, which was applicable to fees payable with respect to future dispositions; we have applied the entire $2.5 million credit to terminations that occurred during 2004 and 2005.

In January 2005, we notified Interstate that 11 hotels with 3,655 rooms had failed to meet the performance tests contained in the relevant management agreements for the two-year period including 2003 and 2004. We have reached an agreement with Interstate under which Interstate will continue to manage those hotels, accept a decrease in a one-time incentive fee for 2005, and accelerate our 600-room termination right (described above) for the 2007 year so it could be used in 2006. For the two-year period including 2004 and 2005, six hotels with 2,208 rooms failed to meet the performance tests, of which one hotel was sold in the first quarter of 2006.

Hurricane recoveries.    Recoveries expected to be received for insured claims are included in the insurance claim receivable. Additional liabilities, if any, that may result from these matters are not expected to have a material adverse effect on our financial position or results from operations.

Other commitments and contingencies.    We maintain reserves for commitments and contingencies that arise in the normal course of business based on the existing facts and circumstances. As of December 31, 2005 and 2004, we carried a $4.0 million and $5.1 million, respectively, reserve related to workers’ compensation insurance claims related to periods prior to January 31, 2003.

As part of our asset renovation program, as of December 31, 2005, we have entered into contractual obligations with vendors to acquire capital assets and perform renovations totaling approximately $47.4 million over the next 12 months. Additionally, as of December 31, 2005, we have entered into contractual obligations related to capital expenditures as a result of hurricanes in the amount of $17.6 million to be expended over the next 12 months, most of which we expect to be reimbursed by our insurance carriers.

In the course of document review with respect to the MIP restructuring, we discovered a potential technical REIT qualification issue relating to a wholly-owned subsidiary of MIP, of which we could be deemed to own a de minimis proportionate share. In order to eliminate any uncertainty, in October 2005 we executed a closing agreement with the Internal Revenue Service that resolves all REIT qualification matters with respect to this potential issue. As a result of our negotiations with the Internal Revenue Service, we remain qualified as a REIT for all prior years and continue to operate as a REIT for calendar year 2005.

15.	Dispositions

Between January 1, 2003 and December 31, 2005, we disposed of 45 hotels with 10,166 rooms for total gross proceeds of $387.9 million in cash and $11.1 million in reduction of debt. Of these 45 hotels, 15 hotels were disposed of in 2003, 21 hotels were disposed of in 2004 and nine hotels were disposed of in 2005. As of December 31, 2005, six of our hotels met our criteria for held for sale classification (see Note 6). Operating results for the sold hotels, and where applicable, the gain or loss on final disposition, are included in discontinued operations.

Summary financial information included in discontinued operations for these hotels were as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Revenue	$81,517	$136,002	$274,011

Loss on asset impairments	$(64,185)	$(12,337)	$(281,619)
Pretax gain (loss) from operations	1,899	151	(953)
Loss on disposal	(5,397)	(14,065)	(2,356)

	$(67,683)	$(26,251)	$(284,928)

Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate with respect to these hotels’ management contracts.

16.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires public entities to report selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment, hotel ownership.

The following summarizes certain geographic information required under the standard (in thousands):

	2005	2004		2003
Revenue:
U.S.	$809,059	$822,270		$916,536
Canada	—	3,918		22,560

	$809,059	$826,188		$939,096

Property and equipment, net:
U.S.	$1,864,517	$2,075,088
Canada	—	—	(1)

	$1,864,517	$2,075,088

(1)	We sold three of the four Canadian hotels in December 2003 and the other in 2004.

17.	Subsequent Events

Merger Agreement

On February 20, 2006, we and MHOP entered into an Agreement and Plan of Merger with Alcor Holdings LLC, a Delaware limited liability company, Alcor Acquisition Inc., a Delaware corporation and a controlled subsidiary of Alcor Holdings LLC, Alcor Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Alcor Holdings LLC, and Alcor Acquisition L.P., a Delaware limited partnership whose general partner is a wholly-owned subsidiary of Alcor Acquisition Inc., pursuant to which the Company will merge with and into Alcor Acquisition LLC and Alcor Acquisition L.P. will merge with and into MHOP. Alcor Holdings LLC, Alcor Acquisition Inc., Alcor Acquisition LLC and Alcor Acquisition L.P. are affiliates of The Blackstone Group. Pursuant to the merger agreement, at the effective time of the mergers, each outstanding share of our common stock and each unit of limited partner interest in MHOP will be converted automatically into the right to receive $10.45 in cash, without interest and subject to applicable withholding. Our Board of Directors has unanimously approved the merger and the merger agreement and has recommended the approval of the merger and the other transactions contemplated by the merger agreement by the Company’s stockholders. Stockholders will be asked to vote on the merger and the other transactions contemplated by the merger agreement at a special meeting that will be held on a date to be announced. The mergers are expected to close in the second quarter of 2006, pending stockholder approval and other customary closing conditions. Completion of the mergers is subject to, among other closing conditions, the receipt of the requisite consents with respect to MHOP’s 9% Senior Notes due 2008 and 9 1/8% Senior Notes due 2011 and the execution of supplemental indentures to the indentures governing these notes with respect to the amendments which will be described in separate tender offers and consent solicitation documents to be distributed. Completion of the mergers is not subject to receipt of financing by Blackstone.

Hurricane Charley Insurance Settlement/Hotel Reopening

During February 2006, we entered into a complete and final settlement on all our insurance claims related to Hurricane Charley. The settlement included insurer reimbursement for property repair costs, business interruption losses, temporary and emergency expenses, and various extra expenses, with respect to ten properties that were damaged by Hurricane Charley. The total settlement, net of deductibles, is for $202.5 million, of which the final payment of $82.5 million was received during the first quarter of 2006. The remaining

$120.0 million had previously been advanced by our insurance carriers. Business interruption insurance gains and gains from recoveries in excess of our fixed-asset write-offs for the properties impacted by Hurricane

Charley will be recognized in the first quarter of 2006. The Hurricane Charley settlement does not affect the pending Hurricane Frances and Katrina insurance claims, which have not yet been resolved with our insurers. At December 31, 2005, the hurricane insurance claim receivable relating to Hurricane Charley was $27.4 million.

On February 18, 2006, one of the two hotels (23 rooms) significantly affected by Hurricane Katrina partially reopened.

Asset Dispositions

During January 2006, we continued our disposition program by selling six hotels with 1,269 rooms for total gross proceeds of $115.1 million in cash. We used $13.1 million of these proceeds to pay down our outstanding senior credit facility balance and $10.2 million of these proceeds to pay down a mortgage related to one of our secured facilities. The remaining $91.8 million will be used for working capital purposes.

On February 24, 2006, we sold a portfolio of nine hotels (1,849 rooms) and a golf and tennis club, all located in Florida, to an affiliate of The Blackstone Group in a cash transaction for a contract sales price of $367.1 million ($341.0 million net of closing adjustments) for $367.1 million in cash. We intend to use the majority of the proceeds to further reduce debt, particularly our most expensive 10.5% senior unsecured note, which became callable on December 15, 2005.

On February 10, 2006, we sold another hotel with 496 rooms for total gross proceeds of $27.6 million.

Repayment of Debt

On March 8, 2006, we redeemed $100.0 million aggregate principal amount of our 10.5% senior unsecured notes due 2009 for an aggregate redemption price of $107.7 million, including accrued and unpaid interest. On March 27, 2006, we expect to redeem the remaining $105.9 million of our 10.5% senior unsecured notes due 2009 for an aggregate redemption price of $114.6 million. We also repurchased $6.5 million of our 9.0% senior unsecured notes due 2008 for a price of $6.9 million.

In January 2006, we borrowed $75 million of our term loan and repaid these borrowings from our asset sale proceeds in February 2006. Based on the term loan agreement, repayment of the loan resulted in a permanent reduction of borrowing capacity under our senior credit facility.

In February 2006, we repaid a $44.0 million mortgage loan on our Hilton Clearwater Hotel, which was required to be repaid from proceeds of the sale of that property from The Blackstone Group.

18.	Quarterly Financial Information (Unaudited)

Quarterly information has been restated to conform to the current presentation of discontinued operations as of December 31, 2005 (in thousands).

	2005				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$168,486	$195,673	$177,036	$183,427	$173,998	$191,822	$164,975	$159,391
Loss on asset impairments	—	—	24,377	64,996	—	—	—	—
Total operating expenses	155,533	165,186	190,377	232,311	163,135	168,159	158,082	151,493
Equity in income of and interest earned from unconsolidated affiliates	1,634	2,940	2,682	2,937	1,600	1,600	1,600	8,347
Operating income (loss)	16,868	35,436	(10,659)	(43,175)	12,463	25,263	8,493	16,245
(Loss) income from continuing operations	(13,592)	2,742	(94,318)	(68,767)	(27,760)	(6,604)	(21,434)	(14,417)
Net (loss) income	(13,444)	934	(115,371)	(113,737)	(40,245)	(11,555)	(26,771)	(17,728)
Diluted (loss) earnings per share	$(0.15)	$0.01	$(1.32)	$(1.30)	$(0.58)	$(0.14)	$(0.31)	$(0.20)

19.	Debt Guarantee

We own a one percent general partner interest in MeriStar Hospitality Operating Partnership, L.P., our subsidiary operating partnership, and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 97 percent limited partner interest in MHOP. We, MeriStar LP, Inc., and certain subsidiaries of MHOP are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. All guarantees are full and unconditional, and joint and several.